

2004 Annual Report

LONE STAR STEAKHOUSE & SALOON®

Del Frisco's® Double Eagle Steak House®

TEXAS LAND & CATTLE® STEAK HOUSE

SULLIVAN'S steakhouse

2004 *in review*

The challenging environment that began in 2003 continued throughout fiscal 2004. Costs of goods continued to climb with commodities across the board hitting all time highs. As a result the Company paid close attention to its menu which resulted in the pairing of certain seafood items with various red meat cuts such as the "Flat Iron Steak" in an attempt to create innovative new items while mitigating meat costs. This strategy proved to be quite effective, particularly in the fourth quarter, as the earlier increases that the Company experienced returned to more traditional levels.

Escalating oil and natural gas prices further burdened the price of goods through increased delivery fees and higher utility charges. Canadian meat was banned as a result of ongoing "Mad Cow" concerns. Weather also played a significant role as several tropical storms and hurricanes pounded the southeast for an extended period of time.

On January 28, 2004, the Company purchased 20 Texas Land & Cattle Steak House ("TXLC") restaurants, 19 of which are located in Texas with one in New Mexico. Mark Mednansky, Vice President-Upscale Restaurants assumed responsibility for these operations and was named President of the TXLC brand. One of the highlights of the year was the smooth integration of TXLC into the Lone Star Steakhouse & Saloon, Inc. ("Lone Star") organization.

The opening of the new Lone Star prototype unit in Hampton, Virginia exceeded all sales projections. Based on the success of this unit, the Company intends to build several more of this prototype, refining the design as needed.

The Sullivan's Steakhouse and Del Frisco's Double Eagle Steak House concepts continue to stake a claim in the upscale steakhouse segment.



Plans call for significant expansion of all steak concepts in 2005. In this regard, the real estate development pipeline had considerable activity throughout the year. The whole Lone Star Team is excited about the prospects of new store openings in 2005 and continuing the remodeling program that is currently underway. The Company has determined that there are several different renovation prospects that are appropriate, ranging from minor refurbishment to a completely new look for both the interior and exterior of the building. The process of obtaining permitting for all building projects is time consuming and is expected to continue delaying construction, further increasing the costs of these projects. This situation exists nationwide and affects all of the restaurant industry.

The Company is proud of the fact that although like others in the industry we had to restate our lease accounting, Lone Star was among the few companies in the industry to conclude it had effective internal controls over financial reporting and filed its Form 10-K without an extension.

Continued focus on operational consistency has resulted in greater employee and guest satisfaction in all of the Company's restaurants.

The price of the Company's stock increased by 20.6%, closing the year at $28.00. The Board of Directors increased the annual dividend from $0.645 to $0.70, or 8.5%.

The Share Repurchase Program continued throughout the year with a total of 2,072,800 shares being repurchased at an average price of $24.80. There remain 2,026,190 shares to be repurchased under the existing authorization.

The challenges that we faced in 2004 have contributed to the success of our undertakings. The entire Lone Star Team is proud of our accomplishments in 2004 and we want to thank our shareholders and suppliers for their support and our guests for their continued patronage throughout the year.



William B. Greene, Jr.
Chairman

Jamie B. Coulter
Chief Executive Officer

John D. White
Executive Vice President

Lone Star Steakhouse & Saloon, Inc.
Selected Financial and Operating Data
(Dollars in thousands except for per share amounts)

Financial Data

	52 WEEKS 2004	52 WEEKS 2003 Restarted	53 WEEKS 2002 Restarted	52 WEEKS 2001 Restarted	52 WEEKS 2000 Restarted
Revenue	$669,527	$591,401	$593,617	$571,115	$544,111
Income From Operations	44,965	38,109	56,569	35,980	12,894
Income From Continuing Operations	31,282	26,902	39,840	26,561	10,680
Diluted Earnings Per Share:(Continuing Operations)	$1.33	$1.13	$1.51	$1.05	$0.41
Net Income	31,213	18,245	38,667	22,271	7,027
Diluted Earnings Per Share	$1.33	$0.77	$1.47	$0.88	$ 0.28
Weighted Average Shares Outstanding, Diluted	23,396,711	23,763,597	26,309,782	25,373,333	26,189,600
Shares Outstanding at Year End	20,469,540	21,072,790	20,994,608	24,049,770	24,275,619
Common Stock Shares Repurchased and Retired	2,072,800	1,132,500	5,114,000	468,687	5,605,074
Dividends Per Share	$0.700	$0.645	$0.600	$0.500	$ 0.375
Per Share Market Price at Year End	$27.800	$23.110	$19.340	$14.370	$8.125

Balance Sheet Data

	2004	2003	2002	2001	2000
Cash and Cash Equivalents & Short-term Investments	$72,015	$96,230	$65,369	$82,919	$29,029
Net Property and Equipment	321,250	310,285	336,834	368,047	405,004
Total Assets	498,292	499,988	478,586	537,462	518,412
Total Liabilities	105,511	85,308	64,825	67,483	57,103
Stockholders' Equity	392,781	414,680	413,761	469,979	461,309
Shares Outstanding at Year End	20,469,540	21,072,790	20,994,608	24,049,770	24,275,619
Book Value Per Share	$19.189	$19.678	$19.708	$19.542	$19.003

Comparison Of Cumulative Five Year Total Return



$350
300
250
200
150
100
50
0
Dec 28,1999
Dec 26,2000
Dec 25,2001
Dec 31,2002
Dec 30,2003
Dec 28,2004
Lone Star Steakhouse Saloon
Dow Jones US Restaurant Index
S&P Smallcap 600 Index
Dow Jones US Index
S&P 500 Restaurants
NASDAQ Composite Index

Lone Star Steakhouse & Saloon, Inc.
Five Year Total Returns With and Without Dividends



$400
350
300
250
200
150
100
50
0
Dec 28,1999
Dec 26,2000
Dec 25,2001
Dec 31,2002
Dec 30,2003
Dec 28,2004
30.1% CAGR
With Dividends
Reinvested
25.5% CAGR
Without Dividends
STAR With Dividends Reinvested
STAR Without Dividends Reinvested

Company History


(IN MILLIONS)
Revenue - Continuing Operations
$680
660
640
620
600
580
560
540
520
500
$544.1
$571.1
$593.6
$591.4
$669.5
2000
2001
2002
2003
2004
4.2% CAGR


Diluted Earnings Per Share
$1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
$0.28
$0.88
$1.47
$0.77
$1.33
2000
2001
2002
2003
2004
47.4% CAGR


Diluted Earnings Per Share - Continuing Operations
$1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
$0.41
$1.05
$1.51
$1.13
$1.33
2000
2001
2002
2003
2004
34.1% CAGR



Stock Price



$30.00
25.00
20.00
15.00
10.00
5.00
0.00
$8.13
$14.37
$19.34
$23.11
$27.80
2000
2001
2002
2003
2004

25.5% CAGR

Dividends Per Share



$0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
$0.375
$0.50
$0.60
$0.645
$0.70
2000
2001
2002
2003
2004

17.2% CAGR



Alaska

Current Restaurant Locations


Lone Star
Texas Land & Cattle

LONE STAR STEAKHOUSE & SALOON.

Alabama
Anniston
Birmingham (2)
Huntsville
Mobile
Montgomery
Trussville
Tuscaloosa

Alaska
Anchorage

Arizona
Mesa
Phoenix (4)

Arkansas
Ft. Smith
Little Rock (2)
Springdale

California
Laguna Hills*
Long Beach*
Tustin*

Colorado
Colorado Springs
Denver (6)
Ft. Collins
Loveland

Delaware
Dover
Wilmington (2)

Florida
Bradenton
Clearwater
Ft. Lauderdale
Ft. Myers
Lakeland
Ocala
Orlando
Pensacola
Port Orange
Port Richey
Sarasota
St. Petersburg
Tampa

Georgia
Atlanta
Augusta

Idaho
Boise

Illinois
Bloomington
Bradley
Carbondale
Champaign
Chicago (10)
Decatur
Effingham
Hodgkins
Mt. Vernon
Peoria
Rockford
Springfield

Indiana
Anderson
Evansville
Ft. Wayne
Indianapolis (4)
Lafayette
Merrillville
South Bend
Terre Haute

Iowa
Cedar Rapids
Coralville
Davenport
Des Moines
Waterloo

Kansas
Garden City
Hutchinson
Overland Park

Kentucky
Bowling Green
Florence
Lexington
Louisville

Louisiana
Baton Rouge (2)
Houma
Lafayette
Monroe
New Orleans (3)

Maine
South Portland

Maryland
Bel Air
Columbia
Frederick
Gaithersburg
Laurel
Lexington Park
Waldorf
Westminster

Massachusetts
Boston

Michigan
Battle Creek
Bay City
Brighton
Dearborn Heights
Detroit (6)
Dundee
Flint
Grand Rapids
Jackson
Mount Pleasant
Saginaw
Ypsilanti

Mississippi
Hattiesburg
Jackson

Missouri
Branson
Independence
Kansas City
Springfield
St. Louis (5)

Nebraska
Lincoln
Omaha (2)

Nevada
Las Vegas (4)

New Jersey
Atlantic City
Bridgewater
Cherry Hill
Delran
Hanover Township
Hazlet
Marlton
Ocean County
Scotch Plains
Turnersville
Voorhees
Wayne

New Mexico
Albuquerque

New York
Albany

North Carolina
Asheville
Boone
Charlotte (4)
Durham
Fayetteville
Greensboro (2)
Greenville
Jacksonville
Raleigh (3)
Rocky Mount
Salisbury
Southern Pines
Winston-Salem

North Dakota
Fargo

Ohio
Akron
Canton
Cincinnati (2)
Cleveland (3)
Columbus (4)
Dayton (2)
Findlay
Lancaster
Mentor
Middletown
Niles
Springfield
Toledo (2)
Youngstown

Oklahoma
Lawton
Oklah[illegible]
Tulsa

Pennsylvania
Allentown
Easton
Harrisburg
Johnstown
King of Prussia
Lancaster
Middletown
Philadelphia
Pittsburgh (5)
Pottstown
Reading
Scranton
Wilkes-Barre
York

Rhode Island
Warwick

South Carolina
Greenville
Myrtle Beach (2)

South Dakota
Sioux Falls

Tennessee
Jackson
Johnson City
Memphis (2)

Utah
Centerville
[illegible]

Virginia
Alexandria
Centreville
Chesapeake
Fairfax
Fredericksburg
Hampton
Herndon
Norfolk
Potomac Mills
Richmond (3)
Sterling
Virginia Beach

West Virginia
Beckley
Charleston
Huntington

Wisconsin
Racine

AUSTRALIA
Aspley*
Blacktown*
Browns Plains*
Campbelltown*
Chullora*
Glendale*
Mermaid Beach*
Parramatta*
Penrith*
Springwood*
Tuggerah*
Warwick Farm*
[illegible]

TEXAS LAND & CATTLE® STEAK HOUSE

Albuquerque, NM
Austin, TX (4)
Dallas, TX (7)
Houston, TX (4)
Lubbock, TX
San Antonio, TX (3)

Del Frisco's® Double Eagle Steak House®

Denver, CO
Dallas, TX
Fort Worth, TX
Las Vegas, NV
New York, NY
Orlando, FL*

Sullivan's steakhouse

Anchorage, AK
Austin, TX
Baton Rouge, LA
Charlotte, NC
Chicago, IL
Dallas, TX
Denver, CO
Houston, TX
Indianapolis, IN
King of Prussia, PA
Naperville, IL
Palm Desert, CA
Raleigh, NC
Tucson, AZ
Wilmington, DE

[illegible]kie's
[illegible] NC



Australia
Guam

...ldwide
Texas Land & C...
20 U.S. Locations
Sullivan's
15 U.S. Locations
Del Frisco's
6 U.S. Locations



The Board of Directors

William B. Greene, Jr. has been Chairman of the Board since July 14, 2003 and a Director of the Company since August 1999. Mr. Greene has been Chairman, Chief Executive Officer and President of BancTenn Corp since 1974 and Chairman, Chief Executive Officer and President of Carter County BancCorp since 1972. At the age of 26, Mr. Greene was the youngest bank President and CEO in the United States and formed the first statewide banking organization in the history of Tennessee, United Tennessee Bancshares Corporation. Mr. Greene is the immediate past Chairman of the Wake Forest University Board of Trustees and Chairman of the Wake Forest University Trustee Investment Policy Committee for the last nine years, which oversees the University's billion-dollar endowment. Mr. Greene is also a member of the Board of Trustees of Milligan College where he recently received his Honorary Doctor of Economics. Mr. Greene was a member of the Young Presidents' Organization for eighteen years and in 1998 served as International President of the World Presidents' Organization, the graduate school of YPO. Mr. Greene is a graduate of Wake Forest University with a B.S. Degree in Philosophy, Psychology and History. Mr. Greene did post graduate work at Wake Forest University and the University of Illinois. He is a graduate of the Bank Marketing and Public Relations School at Northwestern University, and a graduate of the Stonier Graduate School of Banking at Rutgers University.

Anthony Bergamo has been a Director of the Company since May 29, 2002. Mr. Bergamo has served in a variety of capacities with Milstein Hotel Group since April 1996, most recently as Vice Chairman and has been Chief Executive Officer of Niagara Falls Redevelopment, Ltd. since August 1998. Mr. Bergamo has held various positions with MB Real Estate, a property management company based in New York City and Chicago since April 1996, including the position of Vice Chairman since May 2003. Mr. Bergamo has also been a Director since 1995, a Trustee since 1986 and currently is Chairman of the Audit Committee of Dime Community Bancorp. Mr. Bergamo is also the Founder and Chairman of the Federal Law Enforcement Foundation since 1988, a foundation that provides economic assistance to both federal and local law enforcement officers suffering from serious illness and to communities recovering from natural disasters. Mr. Bergamo earned a B.S. in History from Temple University in 1968 and a J.D. from New York Law School in 1973.



Fred B. Chaney, Ph.D., has been a Director of the Company since April, 1995. Dr. Chaney was President and Chief Executive Officer of TEC's parent company, Vedax Sciences Corporation, until March 1998 when he sold his interest. Dr. Chaney, through the TEC program, formed a worldwide network of CEO's and key executives serving over 8,000 mid-sized growth companies. Dr. Chaney's early business career was with the Boeing Company and Rockwell, where he implemented management systems and quality motivational programs. In 1968, he co-authored the book Human Factors in Quality Assurance with Dr. D. H. Harris. Dr. Chaney has been a guest lecturer on customer service at UCLA, Loyola, University of Southern California and University of Colorado Business Schools. Dr. Chaney previously served as a Director of Rusty Pelican Seafood, Inc. Dr. Chaney earned his Bachelors (1959), Masters (1960) and Ph.D. (1962) in managerial psychology at Purdue University. He also completed a National Science Foundation Post-Doctorial Fellowship at University of London in 1964.

Thomas C. Lasorda has been a Director of the Company since November 2001. Mr. Lasorda, a member of the Baseball Hall of Fame, was recently appointed as Special Advisor to the Chairman of the Los Angeles Dodgers and was previously a Senior Vice President of the Los Angeles Dodgers since February 1998 and prior thereto was a Vice President of such team since July 1996. Mr. Lasorda is also an internationally renowned motivational speaker. He was the manager of the gold medal winning United States Baseball Team for the 2000 Summer Olympic Games in Sydney, Australia and was the manager of the Los Angeles Dodgers for 20 years.



Michael A. Ledeen, Ph.D., has been a Director of the Company since November 2001. Dr. Ledeen has been a resident scholar in the Freedom Chair at the American Enterprise Institute since 1989 and was the Vice Chairman of the U.S.- China Security Review Commission from 2001 to 2004. An expert in contemporary history and international affairs, Dr. Ledeen is a frequent contributor to the *Wall Street Journal*, the *Weekly Standard*, *National Review*, and Commentary and serves as a contributing editor to the *National Review Online*. During the Reagan administration, from 1981 to 1987, Dr. Ledeen held numerous positions including a consultant to the National Security Adviser, the Office of the Secretary of Defense, and the State Department and was a special adviser to the Secretary of State. Dr. Ledeen is the author of eighteen books, including most recently "The War Against the Terror Masters" (St. Martin's Press, 2003).



The Board of Directors *(continued)*

Clark R. Mandigo served as the Chairman of the Board of the Company from July 2001 through July 14, 2003 and has been a Director of the Company since March 1992. Mr. Mandigo has been a Papa John's Pizza franchisee since 1995. From 1986 to 1991, he was President, Chief Executive Officer and Director of Intelogic Trace, Inc., a corporation engaged in the sale, lease and support of computer and communications systems and equipment. From 1985 to 1997, Mr. Mandigo served on the Board of Directors of Physician Corporation of America, a managed health care company. From 1993 to 1997, Mr. Mandigo served on the Board of Palmer Wireless, Inc., a cellular telephone system operator, and from 1995 to February 2004, Mr. Mandigo served on the Board of Horizon Organic Holdings Corporation. Mr. Mandigo currently serves as a Trustee of Accolade Funds and U.S. Global Investors Funds.

Mark G. Saltzgaber has been a Director of the Company since November 2001. Mr. Saltzgaber is an experienced investment banker, consultant and private equity investor in the restaurant industry. He is currently an independent consultant to emerging restaurant chains and private equity firms. Mr. Saltzgaber was previously a Venture Partner until March 2004 of Dorset Capital Management, LLC ("Dorset Capital"), a consumer-focused private equity firm he co-founded in 1999. Prior to Dorset Capital, Mr. Saltzgaber was a Managing Director in the Equity Capital Markets Department at Montgomery Securities where he was responsible for advising consumer growth companies. Prior to that, Mr. Saltzgaber was also a Principal and Co-Director of the restaurant investment banking practice at Montgomery Securities. Mr. Saltzgaber is currently a director of Pasta Pomodoro, Inc.

John D. White is Executive Vice President, Treasurer and a Director of the Company, and was the Chief Financial Officer from 1992 to 1999 and has been the Chief Financial Officer since September, 2004. Prior to joining the Company, Mr. White was employed as Senior Vice President of Finance for Coulter Enterprises, Inc. Prior to that, Mr. White was a principal of Arthur Young & Company and taught management development and computer auditing seminars in their National Training Program. Mr. White earned a BBA in accounting from Wichita State University in 1970 and is a graduate of the Stanford Executive Program.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[✓] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended **December 28, 2004**

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______ **to** ______

Commission file number **0-19907**

LONE STAR STEAKHOUSE & SALOON, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**48-1109495**
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

224 East Douglas, Suite 700
Wichita, Kansas 67202
(Address of principal executive offices) (Zip code)

(316) 264-8899
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

NONE

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.01 par value

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes ✓ No __

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ✓ No __

As of June 15, 2004, the aggregate market value of the Registrant's Common Stock held by non-affiliates of the Registrant was $499,238,829. Solely for the purpose of this calculation, shares held by directors and officers of the Registrant have been excluded. Such exclusion should not be deemed a determination by or an admission by the Registrant that such individuals are, in fact, affiliates of the Registrant.

As of March 7, 2005, there were 20,472,707 shares outstanding of the Registrant's Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III will be incorporated by reference to certain portions of a definitive proxy statement, which is expected to be filed by the Registrant within 120 days after the close of its fiscal year.

TABLE OF CONTENTS

PART I

This Annual Report on Form 10-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, which are intended to be covered by the safe harbors created thereby. Stockholders are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, changes in costs of food, retail merchandise, labor, and employee benefits, risks associated with litigation, our ability to continue to acquire and retain prime locations at acceptable lease or purchase terms, the impact of specific events such as the outbreak of "mad cow disease" or "foot/mouth disease", as well as general market conditions, competition, and pricing. Although we believe that the assumptions underlying the forward-looking statements included in this Annual Report will prove to be accurate, in light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Our forward-looking statements may be identified by words such as "believes," "expects," "anticipates," "intends," "estimates" or similar expressions.

Item 1. Business

Background

As of March 7, 2005, Lone Star Steakhouse & Saloon, Inc. (the "Company") owned and operated 251 mid-priced, full service, casual dining restaurants located in the United States, which operate under the trade name Lone Star Steakhouse & Saloon or Lone Star Cafe ("Lone Star" or " Lone Star Steakhouse & Saloon"), 20 Texas Land & Cattle Co. ("Texas Land & Cattle") restaurants, and 20 upscale steakhouse restaurants, five operating as Del Frisco's Double Eagle Steak House ("Del Frisco's") restaurants and 15 operating as Sullivan's Steakhouse ("Sullivan's") restaurants. The Company also operates a mid-priced restaurant operating as Frankie's Italian Grille ("Frankie's"). In addition, a licensee operates three Lone Star restaurants in California and a licensee operates a Del Frisco's restaurant in Orlando, Florida. Internationally, licensees operate 12 Lone Star Steakhouse & Saloon restaurants in Australia and one in Guam.

The Texas Land & Cattle restaurants were purchased out of bankruptcy on January 28, 2004, and their operating results are included in the Company's accompanying financial information for the year ended December 28, 2004 from the date of acquisition.

Steak continues to be one of the most frequently ordered dinner entrees at restaurants. In 2004, the United States Department of Agriculture estimated the average annual per capita consumption of beef to be 66.3 pounds an increase of 2.1 pounds over 2003. Company management believes the limited menu of its restaurants, which features high quality USDA graded and well aged steaks, and the appeal of its roadhouse ambiance and excellent service distinguishes Lone Star restaurants. Texas Land & Cattle restaurants are distinguished by warm and comfortable Texas ranch house ambiance featuring fireplaces, a broad menu featuring high quality USDA choice and prime graded steaks and attentive service. Company management believes Sullivan's restaurants are distinguished by featuring high quality, top end choice of beef whereas Del Frisco's restaurants are distinguished by featuring high quality, USDA prime graded steaks. In addition, Sullivan's and Del Frisco's feature specialized new entrees, award-winning wine lists, an exciting ambiance and attentive team service.

The Company's focus on selection, training and in-store execution along with Lone Star's continued marketing initiatives, the successful integration of Texas Land & Cattle into the Company's operations, the successful development of the Sullivan's upscale concept, and the development of the Del Frisco's concept, differentiate the Company from other restaurant companies that operate steakhouse restaurants. The Company believes that through its operation of four (4) distinct steak restaurant concepts, it has positioned itself as "The Steak Company."

Restaurant Concepts

Lone Star restaurants are positioned as "destination restaurants" that attract loyal clientele. Lone Star restaurants embrace a Texas-style concept that features Texas artifacts and country and western music. The authentic roadhouse concept was developed to capitalize on the enduring popularity of Texas related themes. Lone Star is further distinguished by its high quality, USDA graded well aged steaks which are hand-cut fresh daily at each restaurant and mesquite grilled to order. Meals are generous "Texas-sized" portions and full bar service is available. The exciting and vibrant atmosphere created by the restaurants' roadhouse ambiance includes neon beer signs and specially selected upbeat country and western music. The decor includes planked wooden floors, dim lighting, flags and other Texas memorabilia, all of which enhance the casual dining experience and establish a distinct identity. Lone Star restaurants are open seven days a week and most serve both lunch and dinner with an average check per customer for 2004 of approximately $12.00 at lunch and $18.50 at dinner.

Texas Land & Cattle restaurants are mid-priced full service dining restaurants located in Texas (19) and New Mexico (1). The concept features authentic Texas ranch house settings with large fireplaces, serving lunch and dinner seven days per week. The average check per customer is approximately $13.00 at lunch and $19.00 at dinner.

Sullivan's was named after the legendary boxer, John L. Sullivan, and embraces a Chicago style 1940's steakhouse theme with nostalgic influences that feature jazz and swing music. In 1997, Sullivan's was named the hot concept of the year by *Nation's Restaurant News*. The bar features live jazz music several nights a week. The decor includes an open kitchen, separate dining rooms, dark wood paneling, carpeted floors, warm lighting, and white tablecloths. Sullivan's is distinguished by its high quality, well aged, USDA inspected beef, chops, and seafood. Most Sullivan's restaurants serve lunch and dinner, and are generally open seven days a week with an average guest check per customer of approximately $60.00.

Del Frisco's is designed to serve a sophisticated clientele, including business related dining occasions, is the recipient of the prestigious Ivy Award and has been elected to the fine dining hall of fame. The Del Frisco's concept embraces an elegant and timeless early twentieth century motif. The concept features old ways of cooking, such as master broiling and roasting. Del Frisco's decor and ambiance include dark woods, fabric walls, fireplaces, separate dining rooms and soft background music. These elements enhance the dining experience and establish a distinct identity for Del Frisco's. Del Frisco's is further distinguished by featuring high quality, USDA prime-graded steaks hand cut in each restaurant. Del Frisco's restaurants serve dinner only, except the New York City and Denver restaurants which are also open for lunch, and are generally open Monday through Saturday with an average dinner guest check of approximately $84.00.

Frankie's Italian Grille is a mid-priced casual dining restaurant featuring traditional Italian cuisine in large portions. Frankie's features a high energy, vibrant atmosphere and is open seven days a week, serving lunch and dinner, with check averages of approximately $13.00 at lunch and $29.00 at dinner.

Corporate Strategy

In January 2004 the Company made a significant acquisition of the Texas Land & Cattle restaurants, a 20-unit chain. These restaurants give the Company a greatly increased presence in the state of Texas where the Company also operates three Sullivan's and two Del Frisco's Double Eagle Steak Houses, but has no Lone Star Steakhouse & Saloon restaurants.

During 2004 several different remodelings of restaurants were completed. These remodelings can be described as ranging from a minor refurbishment to a completely new look for the interior and exterior of the building. The Company now believes that all future remodelings need to be considered on a unit-by-unit basis; consequently, there is not a singular remodeling package that will be utilized with broad application.

As in past years, the Company continues its focus on operational consistency, with the primary emphasis on improved management staffing and retention, which is expected to result in greater employee and guest satisfaction in our restaurants. The marketing effort for all concepts continues to emphasize both direct mail and print advertising in prestigious local and internationally known publications.

Significant progress was made in real estate development during the year and we have secured a meaningful number of future restaurant sites, which are in various stages of the development process.

During 2004 the Company opened one new and remodeled seven Lone Star Steakhouse & Saloon restaurants. Current plans call for an acceleration of new development and restaurant remodels for all brands during 2005.

As in past years, the Company will look for opportunities to continue the previously announced Stock Repurchase Program as part of its ongoing effort to increase shareholder value. Any repurchases of common stock are subject to prevailing market prices, may be made in open market or in privately negotiated transactions and may occur or be discontinued at any time. In addition, there can be no assurance that the Company will repurchase any shares or as to the amount, if any, of any cash dividends. Subject to the availability of an adequate number of financially attractive real estate sites, meat prices and other economic considerations, the Company's overall strategy continues to include a combination of share repurchase, dividend payment, improved operational efficiencies, new unit development and opportunistic acquisitions.

Unit Economics

The Company's management team focuses on selecting locations with the potential of producing significant revenues while controlling capital expenditures and occupancy costs. The Company's Lone Star restaurants averaged approximately $1.9 million in sales on an annualized basis during 2004. Of the 251 Lone Star restaurants open at March 7, 2005, 90 were leased facilities and had an average cash investment of approximately $1.0 million and 161 were owned and had an average cost for land acquisition, construction and equipment of approximately $1.9 million.

The Company anticipates the average total investment per restaurant for a typical Del Frisco's restaurant and Sullivan's restaurant will range from $3.0 million to $5.0 million, excluding the cost of land.

Menu

The dinner menu at a Lone Star restaurant features a limited selection of high quality, specially seasoned and mesquite grilled steaks, prime rib, ribs, chicken, fish, king crab, shrimp and various combinations. Most dinners consist of a complete meal including salad, bread and butter and a choice of baked potato, baked sweet potato, steak fries, steamed vegetables or Texas rice. The lunch menu offers a selection of hamburgers, chicken sandwiches, luncheon steaks, ribs, soups and salads. Depending on local availability and quality, fish selections are also offered at lunch and dinner. Appetizers and desserts, together with a full bar service is available. Alcoholic beverage service accounts for approximately 11% of Lone Star's net sales.

The menu at Texas Land & Cattle restaurants features a selection of high quality, mesquite grilled steaks, smoked sirloin, as well as prime rib, ribs, chicken, fish, shrimp and combinations. Most dinners consist of a complete meal including salad, bread and butter and a choice of side dish. The lunch menu offers a selection of hamburgers, sandwiches, luncheon steaks, soups and salads. Appetizers and desserts, together with a full bar service is available. Alcoholic beverage service accounts for approximately 11% of Texas Land & Cattle net sales.

The menu at Sullivan's features high quality, well aged, USDA inspected beef, chops, seafood and quality side dishes. Sullivan's also features a number of high quality wines and a full bar. Alcoholic beverage service accounts for approximately 38% of Sullivan's net sales.

The menu at Del Frisco's features high quality USDA prime-graded steaks, chops, seafood, and quality side dishes. Del Frisco's wine list offers over 1,000 high quality wines and a full bar. Alcoholic beverage service accounts for approximately 36% of Del Frisco's net sales.

Site Selection

The Company believes site selection is critical for the potential success of a particular restaurant and senior management devotes significant time and resources to analyzing each prospective site. Among the factors considered in site selection are the specific steakhouse concept to be developed, local market demographics, and site visibility. Consideration is given to accessibility and proximity to significant generators of potential customers such as major retailers, retail centers and office complexes, office and hotel concentrations, and entertainment centers (stadiums, arenas, theaters, etc.). The Company also reviews potential competition and attempts to analyze the profitability of other national chain restaurants operating in the area.

Leases are negotiated generally with short initial terms with multiple renewal options. The Company has generally required between 150 and 280 days after the signing of a lease or the closing of a purchase to complete construction and open a new restaurant. Additional time is sometimes required to obtain certain government approvals and licenses, such as liquor licenses.

Restaurant Layout

The Company believes the decor and interior design of its restaurants significantly contribute to its success. The Lone Star restaurants' open layout permits customers to view the bar and Texas memorabilia, thereby enhancing the casual dining atmosphere. The Company also designs its kitchen space for efficiency of workflow, thereby minimizing the amount of space required.

Lone Star restaurants currently average approximately 5,800 square feet and include a dining area with seating for approximately 220 customers. In addition, a bar area is located adjacent to the dining room primarily to accommodate customers waiting for dining tables or to accommodate overflow. In some restaurants, an outside patio area provides additional seating.

A new prototype Lone Star building has been developed which features an open view kitchen, with the interior décor utilizing newer and vibrant colors and quality materials of granite and stone. The building exterior features earth tones with cultured stone and a stucco finish. The prototype building is approximately 6,800 sq. ft. with a seating count of 260 people.

Texas Land & Cattle restaurants average approximately 7,300 sq. ft. and have seating for approximately 280 customers.

The first Sullivan's restaurant in Austin, Texas was expanded in 1997 by 4,500 square feet to 12,000 square feet and now seats 320 customers. The other Sullivan's restaurants range from 7,000 to 9,000 square feet, with seating capacity for approximately 250 customers. A separate jazz bar area called "Ringside" is utilized at the Baton Rouge, Louisiana, and Dallas and Houston, Texas Sullivan's restaurants. The Sullivan's bar area is separate from the dining room and is designed to be a destination unto itself, featuring live jazz music and an upbeat, convivial atmosphere.

The original Del Frisco's restaurant in Dallas, Texas is approximately 12,000 square feet and seats approximately 440 customers and includes an extended wine cellar, with private dining available. In addition, Del Frisco's features a bar area adjacent to the dining room primarily to accommodate customers waiting for tables. The Ft. Worth, Texas and Denver, Colorado Del Frisco's restaurants are approximately 11,000 and 12,000 square feet and seat approximately 320 and 360 customers, respectively. The New York City location is approximately 16,500 square feet, with seating capacity for approximately 460 customers and the Las Vegas location is approximately 11,000 square feet, with seating capacity for approximately 320 customers.

Marketing

Lone Star restaurants are "destination location restaurants" that focus on the mid-priced full service casual dining market segments. The Company is committed to customer service, providing an excellent price-value relationship and coupled with the unique "Texas Roadhouse" ambiance of its restaurants attracts and retains customers. Accordingly, the Company has focused its resources on providing customers with superior service, value and an exciting and vibrant atmosphere, and relied primarily on word of mouth to attract new customers. The Company also utilizes billboard advertising to promote its restaurants and build customer awareness. The Company utilizes direct mail featuring new products and limited price promotions in lieu of media advertising. This marketing strategy enables the Company to provide marketing support for all its Lone Star restaurants.

The Company utilizes high quality print ads featuring all of its steak concepts in *Cigar Aficionado* and *Wine Spectator*, which are national publications and reach the Company's target audience. Special promotions are also utilized featuring a specific wine vineyard and local charitable event promotions. Texas Land & Cattle utilizes local store marketing and local print publications. In addition, radio is utilized in the Dallas/Ft. Worth market sponsoring a popular local sports talk program.

Restaurant Operations and Management

The Company strives to maintain quality and consistency in all of its restaurants through careful hiring, training and supervision of personnel and the establishment of standards relating to food and beverage preparation, maintenance of facilities and conduct of personnel.

The typical Lone Star management team consists of one general manager and four managers. Each restaurant also employs a staff consisting of approximately 50 to 90 hourly employees, many of whom work part-time. The regional managers report to a regional vice-president. Typically, each general manager reports directly to a district manager who reports to a regional manager. Restaurant managers complete an eight-week training program during which they are instructed in all areas of the operation including food quality, safety and preparation, customer satisfaction, alcoholic beverage service, governmental regulations compliance, liquor liability avoidance and employee relations. Restaurant management is also provided with a proprietary operations manual relating to food and beverage preparation, all areas of restaurant management and compliance with governmental regulations. Working in concert with restaurant managers, the Company's senior management defines operations and performance objectives for each restaurant and monitors implementation. An incentive cash bonus program has been established in which each restaurant's management team participates. Awards under the incentive plan are tied to achievement of specified revenue and operating targets. Senior management regularly visits Company restaurants and meets with the respective management teams to ensure the Company's strategies and standards of quality are met in all respects of restaurant operations and personnel development.

The Company's commitment to customer service and satisfaction is evidenced by several practices and policies, including periodic visits by restaurant management to customers' tables, active involvement of restaurant management in responding to customer comments, and assigning wait persons to a limited number of tables, generally three for dinner and four for lunch. Teamwork is emphasized through a runner system for delivering food to the tables that is designed to serve customers in an efficient and timely manner.

Each new restaurant employee of the Company participates in a training program during which the employee works under the close supervision of a restaurant manager. Management strives to instill enthusiasm and dedication in its employees and create a stimulating and rewarding working environment where employees know what is expected of them in measurable terms. Management continuously solicits employee feedback concerning restaurant operations and strives to be responsive to employee concerns.

Purchasing

Approximately 54% of the consumable products used in the restaurants are distributed through and delivered by a single vendor. The Company negotiates directly with suppliers for food and beverage products to ensure consistent quality and freshness of products and to obtain competitive prices. The

Company purchases substantially all food and beverage products from local or national suppliers. Food and supplies are shipped directly to the restaurants, although invoices for purchases are sent to the Company for payment. The Company does not maintain a central product warehouse or commissary. The Company has not experienced any significant delays in receiving restaurant supplies and equipment. From time to time, the Company may engage in forward pricing or consider other risk management strategies with regard to its meat and other food costs to minimize the impact of potential price fluctuations. This practice could help stabilize the Company's food costs during times of fluctuating prices. The Company did not engage in any forward pricing or hedging in 2004. As of March 7, 2005, the Company had no significant forward pricing contracts.

Management Information Systems

The Company continually monitors its management information system to take advantage of technological improvements. Its point-of-sale system is designed to improve labor scheduling and food cost management, provide corporate management quicker access to financial data and reduce the restaurant manager's administrative time. Each general manager uses the system for production planning, labor scheduling and food cost variance analysis. The system generates daily reports for the Company's management on sales, check average, guest counts and labor.

The Company maintains financial and accounting controls for each of its restaurants through the use of centralized accounting and management information systems. Sales information is collected daily from each restaurant, and restaurant managers are provided with daily, weekly and twenty-eight day period operating statements for their locations. Cash is controlled through daily deposits of sales proceeds in local operating accounts which are wire transferred periodically to the Company's principal operating account.

The Company generates weekly, consolidated sales reports and food and labor cost variance reports at its corporate headquarters, and detailed profit and loss statements for each restaurant every four weeks. Additionally, the Company monitors the average check, customer count, product mix and other sales trends on a daily basis.

The Company expects to continue to develop its management information systems to improve efficiencies and assist management in analyzing business results and opportunities.

Competition

The restaurant industry is intensely competitive with respect to price, service, location and food quality, and there are many well-established competitors with substantially greater financial and other resources than the Company. Some of the Company's competitors have been in existence for a substantially longer period than the Company and may be better established in the markets where the Company's restaurants are or may be located. The restaurant business is often affected by changes in consumer tastes, national, regional or local economic conditions, demographic trends, traffic patterns and the type, number and location of competing restaurants. In addition, factors such as inflation, increased food, labor and benefits costs and the availability of experienced management and hourly employees may adversely affect the restaurant industry in general and the Company's restaurants in particular. The Company believes that its concepts, attractive price-value relationship and quality of food and service enable it to differentiate itself from its competitors. The Company believes that its ability to compete will depend upon attracting and retaining high quality employees and continuing to offer high quality, competitively priced food in a full service, distinctive dining environment.

Government Regulation

The Company's restaurants are subject to numerous federal, state and local laws affecting health, sanitation, safety and Americans with Disabilities Act accessibility standards, as well as to state and local licensing regulation of the sale of alcoholic beverages. Each restaurant has appropriate licenses from regulatory authorities allowing it to sell liquor, beer and wine, and has food service licenses from local health authorities. The Company's licenses to sell alcoholic beverages must be renewed annually and may be suspended or revoked at any time for cause, including violation by the Company or its employees of any law or regulation pertaining to alcoholic beverage control, such as those regulating the minimum age of patrons or employees, advertising, wholesale purchasing, and inventory control. The failure of a restaurant to obtain or retain liquor or food service licenses could have a material adverse effect on its operations. In order to reduce this risk, each restaurant is operated in accordance with standardized procedures designed to ensure compliance with all applicable codes and regulations.

The Company may be subject in certain states to "dram-shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. The Company carries liquor liability coverage as part of its existing comprehensive general liability insurance.

Any future development and construction of additional restaurants will be subject to compliance with applicable zoning, land use and environmental regulations. The Company's restaurant operations are also subject to federal and state minimum wage laws governing such matters as working conditions, overtime and tip credits and other employee matters. Significant numbers of the Company's food service and preparation personnel are paid at rates related to the federal minimum wage and, accordingly, further increases in the federal, state or local minimum wage could increase the Company's labor costs.

Trademarks

The Company regards its primary marks, Lone Star Steakhouse & Saloon®, Lone Star Cafe®, Del Frisco's® Double Eagle Steak House®, Sullivan's Steakhouse® and Texas Land & Cattle Company Steak House® as having significant value and as being an important factor in the marketing of its restaurants. The Company is aware of names and marks similar to the service marks of the Company used by other persons in certain geographic areas. However, the Company believes such uses have not had a material adverse effect on the Company's financial condition or its results of operations. The Company's policy is to pursue registration of its marks whenever possible and to oppose vigorously infringements of its marks. The Company has obtained registration of its marks in numerous foreign countries.

Employees

As of March 7, 2005, the Company employed approximately 19,700 persons, 10 of whom are executive officers, 93 of whom are office support personnel, 6 of whom are regional managers, 33 of whom are district managers, approximately 1,215 of whom are restaurant management personnel and the remainder of whom are hourly restaurant personnel. None of the Company's employees are currently covered by a collective bargaining agreement. The Company considers its employee relations to be good.

Website Access

The Company's website address is www.lonestarsteakhouse.com. The Company's filings with the Securities and Exchange Commission ("SEC") are available at no cost on its website as soon as practicable after the filing of such reports with the SEC.

Item 2. Properties.

As of March 7, 2005, the Company leased 90 and owned 161 of its Lone Star restaurant locations. At such date, the Company leased three and owned two Del Frisco's restaurants locations. Of the 15 Sullivan's restaurants, 13 are leased and two are owned. The Company leases 18 Texas Land & Cattle restaurants and two are owned. Lease terms are generally five years, with multiple renewal options. All of the Company's leases provide for a minimum annual rent and some provide for additional rent based on sales volume at the particular location over specified minimum levels. Generally, the leases are triple net leases, which require the Company to pay the costs of insurance, taxes and maintenance. The Company intends to continue to purchase restaurant locations where cost-effective. In addition to the operating restaurant properties described above, during the past two years, the Company has acquired land sites in Dundee, Michigan, Pearl, Mississippi, Kansas City, Kansas, and Clayton, North Carolina and entered into leases for sites in Mitchell, South Dakota, Columbia, Missouri and Oklahoma City, Oklahoma for construction of Lone Star Restaurants. The Company has acquired a site in Englewood, Colorado for a Sullivan's restaurant.

RESTAURANT LOCATIONS AS OF MARCH 7, 2005

The following table sets forth the location of the Company's existing, open domestic Lone Star Steakhouse & Saloon (251) Restaurants, Del Frisco's (5) restaurants, Sullivan's (15) restaurants, Texas Land & Cattle (20) restaurants, and (1) Frankie's Restaurant

LONE STAR

ALABAMA
Anniston
Birmingham (2)
Huntsville
Mobile
Montgomery
Trussville
Tuscaloosa

ALASKA
Anchorage

ARIZONA
Mesa
Phoenix (4)

ARKANSAS
Ft. Smith
Little Rock (2)
Springdale

COLORADO
Colorado Springs
Denver (6)
Ft. Collins
Loveland

DELAWARE
Dover
Wilmington (2)

FLORIDA
Bradenton
Clearwater
Ft. Lauderdale
Ft. Myers
Lakeland
Ocala
Orlando
Pensacola
Port Orange
Port Richey
Sarasota
St. Petersburg
Tampa

GEORGIA
Atlanta
Augusta

IDAHO
Boise

ILLINOIS
Bloomington
Bradley
Carbondale
Champaign
Chicago (10)
Decatur
Effingham
Hodgkins
Mt. Vernon
Peoria
Rockford
Springfield

INDIANA
Anderson
Evansville
Ft. Wayne
Indianapolis (4)
Lafayette
Merrillville
South Bend
Terre Haute

IOWA
Cedar Rapids
Coralville
Davenport
Des Moines
Waterloo

KANSAS
Garden City
Hutchinson
Overland Park

KENTUCKY
Bowling Green
Florence
Lexington
Louisville

LOUISIANA
Baton Rouge (2)
Houma
Lafayette
Monroe
New Orleans (3)

MAINE
South Portland

MARYLAND
Bel Air
Columbia
Frederick
Gaithersburg
Laurel
Lexington Park
Waldorf
Westminster

MASSACHUSETS
Boston

MICHIGAN
Battle Creek
Bay City
Brighton
Dearborn Heights
Detroit (6)
Flint
Grand Rapids
Jackson
Mt. Pleasant
Saginaw
Ypsilanti

MISSISSIPPI
Hattiesburg
Jackson

MISSOURI
Branson
Independence
Kansas City
Springfield
St. Louis (5)

NEBRASKA
Lincoln
Omaha (2)

NEVADA
Las Vegas (4)

NEW JERSEY
Atlantic City
Bridgewater
Cherry Hill
Delran
Hanover Township
Hazlet
Marlton
Ocean County
Scotch Plains
Turnersville
Voorhees
Wayne

NEW MEXICO
Albuquerque

NEW YORK
Albany

NORTH CAROLINA
Asheville
Boone
Charlotte (4)
Durham
Fayetteville
Greensboro (2)
Greenville
Jacksonville
Raleigh (3)
Rocky Mount
Salisbury
Southern Pines
Winston-Salem

NORTH DAKOTA
Fargo

OHIO
Akron
Canton
Cincinnati (2)
Cleveland (3)
Columbus (4)
Dayton (2)
Findlay
Lancaster
Mentor
Middletown
Niles
Springfield
Toledo (2)
Youngstown

OKLAHOMA
Lawton
Oklahoma City
Tulsa (2)

PENNSYLVANIA
Allentown
Easton
Harrisburg
Johnstown
King of Prussia
Lancaster
Middletown
Philadelphia
Pittsburgh (5)
Pottstown
Reading
Scranton
Wilkes-Barre
York

RHODE ISLAND
Warwick

SOUTH CAROLINA
Greenville
Myrtle Beach (2)

SOUTH DAKOTA
Sioux Falls

TENNESSEE
Jackson
Johnson City
Memphis (2)

UTAH
Centerville
Layton
Salt Lake City
Sugarhouse

VIRGINIA
Alexandria
Centreville
Chesapeake
Fairfax
Fredericksburg
Hampton
Herndon
Norfolk
Potomac Mills
Richmond (3)
Sterling
Virginia Beach

WEST VIRGINIA
Beckley
Charleston
Huntington

WISCONSIN
Racine

SULLIVAN'S
Anchorage, AK
Austin, TX
Baton Rouge, LA
Charlotte, NC
Chicago, IL
Dallas, TX
Denver, CO
Houston, TX
Indianapolis, IN
King of Prussia, PA
Naperville, IL
Palm Desert, CA
Raleigh, NC
Tucson, AZ
Wilmington, DE

TEXAS LAND & CATTLE
Dallas, TX (7)
Austin, TX (4)
Houston, TX (4)
San Antonio, TX (3)
Lubbock, TX
Albuquerque, NM

DEL FRISCO'S
Denver, CO
Dallas, TX
Fort Worth, TX
Las Vegas, NV
New York, NY

FRANKIE'S
Charlotte, NC

Item 3. Legal Proceedings

California Public Employees Retirement System ("CalPERS") filed a shareholders derivative action on October 16, 2001 against certain present and former Directors alleging breach of fiduciary duties by certain present and former Directors and that certain of such defendants were unjustly enriched through related party transactions and by the re-pricing of stock options previously issued. The lawsuit also seeks to prevent enforcement of certain change of control agreements granted to executive officers of the Company, seeks declaratory and injunctive relief and seeks damages to be paid to the Company. The Company is a nominal defendant.

The Company has indemnified present and former Directors with respect to the shareholders derivative action filed by CalPERS by contractual agreement, as well as by the Articles of Incorporation of the Company as provided in accordance with the Delaware General Corporation Law.

On January 9, 2002, CalPERS filed an amended complaint and added a class action claim to attempt to certify a class action based on their allegation that a provision in the change of control agreements violates Delaware law. A motion to dismiss was filed by all defendants on February 8, 2002, seeking to dismiss all claims of CalPERS. Discovery was stayed pending a court decision on the motion to dismiss.

The Vice Chancellor issued his decision on December 18, 2002 dismissing numerous counts and also substantially reducing the scope of two other claims, both involving the repricing of stock options. Two of the counts sustained by the court involve challenges to change of control agreements which have now expired. On January 17, 2003, the Vice Chancellor agreed to permit the plaintiff to proceed with its discovery to obtain certain documents from certain third parties and the named defendants, and ordered the plaintiff to timely file its motion to amend its complaint.

On April 16, 2003, CalPERS filed a Motion for Leave to Amend Plaintiff's First Amended Complaint, which complaint added no additional causes but added allegations which are subsequent to the date of the first complaint and allegations which also address counts which were dismissed by the Vice Chancellor on December 18, 2002. All defendants filed objections to CalPERS attempt to amend and oral argument was heard by the Vice Chancellor on August 21, 2003. On May 26, 2004, the Court rendered its decision and allowed CalPERS to amend their complaint. The parties are involved in pre-trial discovery.

The Company is involved from time to time in litigation arising in the ordinary course of business as well as the matter set forth above. The Company believes the outcome of such matters will not have a material adverse effect on its consolidated financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

On December 15, 2004, the Company held a Special Meeting of Stockholders to vote upon the proposed Lone Star Steakhouse & Saloon, Inc. 2004 Stock Option Plan, (the "2004 Plan"). A majority of the Company's outstanding shares voted to approve the 2004 Plan with 11,486,660 votes "For", 6,006,619 votes "Against" and 37,817 votes "Abstaining".

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters and Issuer's Purchases of Equity Securities

The table below provides information concerning the repurchase of shares of the Company's common stock during the sixteen weeks ended December 28, 2004. On December 23, 2003 and on November 17, 2004, the Board of Directors authorized the Company to repurchase up to 2,122,800 and 2,026,190 shares, respectively of the Company's common stock. During the sixteen weeks ended December 28, 2004, the Company completed the repurchase of shares pursuant to the December 23, 2003 authorization. Since commencing the most recent authorization for share repurchase, the Company has not repurchased any shares of its common stock through December 28, 2004.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of shares Purchased	(b) Average Price Paid per Share	(c)Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
				1,402,500
September 8, through October 3	598,900	25.35	598,900	803,600
October 4, through October 31,	384,341	25.64	384,341	419,259
November 1, through November 28,	419,259	25.68	419,259	2,026,190
November 29, through December 28,	-	-	-	2,026,190
Total	1,402,500	25.53	1,402,500	2,026,190

(1) Repurchases are subject to prevailing market prices, may be made in open market or in privately negotiated transactions and may occur or be discontinued at any time. There can be no assurance that the Company will repurchase any shares.

Market Information

The Company's Common Stock (ticker symbol: STAR) is traded over-the-counter on the Nasdaq National Market (Nasdaq). The following table sets forth, for the periods indicated, the high and low prices for the Common Stock, as reported by Nasdaq.

	Prices	
Calendar 2004	*High*	*Low*
First Quarter	$29.98	$23.15
Second Quarter	$33.03	$24.73
Third Quarter	$27.47	$20.70
Fourth Quarter	$28.17	$23.84

	Prices	
Calendar 2003	*High*	*Low*
First Quarter	$21.99	$18.32
Second Quarter	$23.10	$18.84
Third Quarter	$23.34	$20.66
Fourth Quarter	$23.49	$20.35

Dividends

The Company initiated the payment of quarterly cash dividends in April 2000 and paid cash dividends at the rate of $0.125 per share each quarter until January 2002. The Company increased its quarterly cash dividend to $0.15 per share in January 2002, to $.165 per share in February 2003, to $.175 per share in February 2004 and to $.195 in January 2005. The Company plans to continue the quarterly dividend payments for the foreseeable future; however, there can be no assurance that such cash dividends will continue to be paid or as to the amount of the cash dividend.

Number of Stockholders

As of March 7, 2005, there were approximately 350 holders of record of the Company's Common Stock. The Company believes there are in excess of 7,000 beneficial owners of the Company's Common Stock.

Equity Compensation Plan Information

The information required by this item will be in the Company's definitive proxy materials to be filed with the Securities and Exchange Commission and is incorporated in this Annual Report on Form 10-K by this reference.

Item 6. Selected Financial Data

The following table sets forth selected consolidated financial data and is qualified by reference to and should be read in conjunction with the consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K. The selected consolidated financial data of the Company as of December 28, 2004 and December 30, 2003, and for each of the three years in the period ended December 28, 2004, were derived from the Company's audited consolidated financial statements. The selected consolidated financial data of the Company as of December 31, 2002, December 25, 2001 and December 26, 2000, and for each of the two years in the period ended December 25, 2001, were derived from the Company's audited consolidated financial statements, after giving effect to the restatement from amounts previously reported as described in Item 7 – Restatement of Prior Financial Information and Note 1 to the Consolidated Financial Statements. The pro forma data set forth below for the periods presented are unaudited and have been prepared by management solely to facilitate period-to-period comparison and do not represent the actual results of operations for the periods presented. The pro forma amounts reflect the adjusted amounts applicable for fiscal years 2001 and 2000 to give retroactive effect for the non-amortization provisions of SFAS No. 142 requiring that goodwill and intangible assets deemed to have indefinite lives no longer be amortized, but are subject to annual impairment tests in accordance with SFAS No. 142, which was adopted by the Company effective as of the beginning of fiscal 2002.

	2004 (2)	2003 (3) Restated	2002 (3) Restated	2001 (3) Restated	2000 (3) Restated
	Year Ended In December(1) (Amounts in thousands, except share data)				
Income Statement Data:					
Net sales	$669,527	$591,401	$593,617	$571,115	$544,111
Costs and expenses:					
Costs of sales	239,660	212,593	194,183	195,707	190,730
Restaurant operating expenses	317,005	275,027	266,533	265,688	258,473
Restaurant depreciation and amortization	20,268	20,852	24,516	25,955	26,434
Provision for impaired assets and restaurant closings	1,167	-	792	565	3,142
General and administrative expenses	45,269	43,346	45,085	41,884	40,422
Abandoned merger expenses	-	-	2,990	-	-
Non-cash stock compensation expense (4)	1,193	1,474	2,949	3,212	12,016
Contribution - "Dine for America"	-	-	-	2,124	-
Total costs and expenses	624,562	553,292	537,048	535,135	531,217
Income from operations	44,965	38,109	56,569	35,980	12,894
Other income, net	1,737	553	2,986	4,906	3,350
Income from continuing operations before provision for income taxes	46,702	38,662	59,555	40,886	16,244
Provision for income taxes	15,420	11,760	19,715	14,325	5,564
Income from continuing operations	31,282	26,902	39,840	26,561	10,680
Discontinued operations (5):					
Loss from operations of discontinued restaurants	(86)	(10,774)	(1,322)	(6,644)	(5,625)
Income tax benefit	17	2,117	467	2,354	1,972
Loss on discontinued operations	(69)	(8,657)	(855)	(4,290)	(3,653)
Income before cumulative effect of change in accounting principle	31,213	18,245	38,985	22,271	7,027
Cumulative effect of change in accounting principle (net of income tax of $190) (6)	-	-	(318)	-	-
Net income	$ 31,213	$ 18,245	$ 38,667	$ 22,271	$ 7,027
Basic earnings (loss) per share:					
Continuing operations	$ 1.49	$ 1.29	$ 1.74	$ 1.10	$ 0.40
Discontinued operations (5)	-	(.41)	(.03)	(.18)	(.14)
Income before cumulative effect of change in accounting principle	1.49	0.88	1.71	0.92	0.26
Cumulative effect of change in accounting principle	-	-	(.02)	-	-
Basic earnings per share	$ 1.49	$ 0.88	$ 1.69	$ 0.92	$ 0.26
Weighted average shares outstanding	20,962,919	20,801,894	22,908,821	24,036,942	26,189,600
Pro forma net income (7)	$ 31,213	$ 18,245	$ 38,985	$ 23,194	$ 8,110
Pro forma basic earnings per share	$ 1.49	$ 0.88	$ 1.71	$ 0.96	$ 0.31

	At fiscal year end in December, [1] (Dollars in thousands)				
	2004	2003	2002	2001	2000
Balance Sheet Data:					
Working capital (deficit)	$ 39,332	$ 68,369	$ 41,000	$ 48,284	$ (1,716)
Total assets	498,292	499,988	478,586	537,462	518,412
Stockholders' equity	392,781	414,680	413,761	469,979	461,309
Cash dividends per common share	$ .70	$ .645	$ .60	$ .50	$ .375

(1) The Company operates on a 52 or 53-week fiscal year ending the last Tuesday in December. The fiscal quarters for the Company consist of accounting periods of 12, 12, 12, and 16 or 17 weeks, respectively. The Company's 2000, 2001, 2002, 2003 and 2004 fiscal years ended on December 26, 25, 31, 30 and 28, respectively. Fiscal 2002 included 53 weeks of operations while fiscal 2004, 2003, 2001, and 2000 included 52 weeks.

(2) On January 28, 2004, the Company acquired 20 Texas Land & Cattle restaurants for approximately $23,496, which consisted of $12,579 of cash net of $2,145 of cash acquired, 119,485 shares of the Company's common stock valued at $2,679, and the assumption of approximately $6,093 of certain liabilities. The transaction was accounted for as a purchase. Accordingly, the results of operations of acquired restaurants are included in the Company's consolidated results of operations since the date of acquisition. See Note 19 to the Consolidated Financial Statements for additional information.

(3) The amounts of net income and certain balance sheet data for fiscal 2003, 2002, 2001 and 2000 have been restated from amounts previously reported to reflect certain adjustments as described in Item 7-Restatement of Financial Information and Note 1 to Notes to Consolidated Financial Statements. The retroactive application effect on the results of operations for the years presented is as follows:

	2003	2002	2001	2000
Net income, as previously reported	$18,666	$39,209	$22,902	$7,706
Adjustments to rent expenses, depreciation and amortization, net of taxes	(421)	(542)	(631)	(679)
Net Income, as adjusted	$18,245	$38,667	$22,271	$7,027
Decrease in basic earnings per share	($0.02)	($0.02)	($0.03)	($0.03)

(4) In January 2000, the Company repriced certain stock options which were fully vested resulting in additional stock compensation expense of approximately $9,000 ($5,800 net of tax).

(5) During fiscal 2003, the Company announced a plan to divest all of its Australian operations. In December 2003, the Company completed the sale to a licensee of 13 of its 19 restaurants in Australia and closed the remaining six restaurants. The losses included in discontinued operations for fiscal 2003 include aggregate pre-tax charges of approximately $12,000 incurred in connection with its exit activities from Australia, including impairment losses related to assets either sold or to be sold, termination costs associated with employees and certain lease obligations, and losses related to the realization of the Company's cumulative foreign currency translation adjustments. See Note 12 to the Consolidated Financial Statements for additional information.

(6) The cumulative effect of change in accounting principle for fiscal 2002 reflect the impairment charge of goodwill related to certain Australian investments resulting from the adoption of SFAS No. 142 in the first quarter of fiscal 2002.

(7) Pro forma net income amounts reflect the adjustments for fiscal 2002, 2001 and 2000 to give retroactive effect to the change in accounting for the non-amortization provisions of SFAS No. 142, *Goodwill and Other Intangible Assets,* as adopted by the Company effective as of the first quarter of fiscal 2002.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The following discussion and analysis should be read in conjunction with the information set forth under "Selected Financial Data" and the Consolidated Financial Statements including the Notes thereto included elsewhere in this Form 10-K.

The Company opened one domestic Lone Star restaurant and reopened one completely remodeled Lone Star restaurant in fiscal 2004. The Company opened no restaurants in fiscal 2002 and 2003.

There were 251 operating domestic Lone Star restaurants as of March 7, 2005. In addition, a licensee operates three Lone Star restaurants in California.

The Company currently operates five Del Frisco's restaurants. In addition, a licensee operates one Del Frisco's restaurant. The Company currently operates 15 Sullivan's restaurants, 20 Texas Land & Cattle restaurants and one Frankie's restaurant.

Internationally, licensees operate 12 Lone Star Steakhouse & Saloon restaurants in Australia and one in Guam. During fiscal 2003, the Company sold 13 restaurants to a licensee in Australia and closed an additional seven restaurants in Australia. During fiscal 2004, the Australian licensee closed one restaurant.

On January 28, 2004, the Company acquired 20 Texas Land & Cattle restaurants which are located primarily in Texas. The operating results of those restaurants are included in the Company's consolidated operating results from the date of acquisition.

Restatement of Prior Financial Information (Dollars in thousands)

Following a review of accounting adjustments cited in filings with the Securities and Exchange Commission by a number of restaurant companies in December 2004, and after discussions with the Company's independent auditors, Ernst & Young LLP, the Company determined that certain items related to its accounting for property leases were inappropriate. As a result, the Company has restated its consolidated financial statements for fiscal 2003 and all prior year periods presented.

The Company has corrected its computation of straight-line rent expense and the related deferred rent liability. Historically, when accounting for leases with renewal options, rent expense was recorded on a straight-line basis over the initial non-cancelable lease term. Building and leasehold costs and improvements for those properties were amortized on the straight-line method over the lesser of the estimated useful lives of the assets or the expected term of the lease, including option renewal periods. The Company has determined that it should recognize rent expense on a straight-line basis over the expected term of the lease, including cancelable option periods when failure to exercise such options would result in an economic penalty to the Company. In addition, the Company determined that in a few instances the leasehold amortization period being used was greater than the expected lease term.

As a result of the above, the Company has restated its financial statements to recognize rent expense on a straight-line basis over the expected lease term including cancelable lease renewal option periods when failure to exercise such options would result in an economic penalty. In addition, the restatement includes an adjustment to depreciation expense to correct the depreciable lives being used for certain leasehold cost and improvements where the contractual term of the lease was shorter than the historical depreciation period previously used.

The restatement is further discussed in Note 1 "Restatement of Prior Financial Information" – See Notes to Consolidated Financial Statements and in Item 6. Selected Financial Data included in this Form 10-K.

The cumulative effect of the restatement through fiscal 2003 is an increase in long-term liabilities of $8,336, an increase of deferred tax assets of $3,852, an increase in accumulated depreciation of $1,935 and a decrease in retained earnings of $6,419. The restatement decreased reported net income by $421 and $542, for fiscal 2003 and 2002, respectively. The restatement did not have any impact on the Company's previously reported cash position, cash flows or revenues.

Critical Accounting Policies (Dollars in thousands)

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes thereto (see Note 1 to the Consolidated Financial Statements). The Company believes that of its significant accounting policies, the following represent accounting policies that may involve a higher degree of judgment and complexity.

Impairment of long-lived assets – Underperforming Restaurants and Definite Life Intangibles Property and equipment and definite life intangibles are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Company reviews applicable intangible assets and long-lived assets related to each restaurant on a periodic basis. When events or changes in circumstances indicate an asset may not be recoverable, the Company estimates the future cash flows expected to result from the use of the asset. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss is recognized. The impairment loss is recognized by measuring the difference between the carrying value of the assets and the fair market value of the assets. The Company's estimates of fair values are based on the best information available and require the use of estimates, judgments, and projections as considered necessary. The actual results may vary significantly.

Impairment of long-lived assets – Goodwill and Indefinite Life Intangibles Goodwill and certain intangible assets deemed to have indefinite lives which are not subject to amortization are subjected to an annual impairment test, or more frequent tests if indicators of impairment exist. In assessing recoverability of goodwill, the Company may be required to make assumptions regarding estimated future cash flow and other factors to determine the fair value. The amount of fair value for certain intangible assets having indefinite lives are made by reference to recent market transactions. An impairment loss is recognized when the estimates of fair value are less than the carrying value of the assets.

Self-insurance Reserves Beginning in fiscal 2003, the Company adopted self-insurance programs for its worker's compensation, general liability, and medical benefits programs. In order to minimize the exposure under the self-insurance programs, the Company has purchased stop-loss coverage both on a per occurrence and on an aggregate basis. The self insured losses under the programs are accrued based upon the Company's estimate of the ultimate expected liability for both claims incurred and on an incurred but not reported basis. The establishment of such accruals for self-insurance involve certain management judgments and assumptions regarding the frequency or severity of claims, the historical patterns of claim development and the Company's experience with claim reserve management and settlement practices. To the extent actual results may differ from the assumptions used to develop the accrual estimate amounts, such unanticipated changes may produce significantly different amounts of expense than those estimated under the self-insurance program.

Income taxes – Deferred Income Tax Deferred tax assets and liabilities are recognized for the effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company reviews the recoverability of any deferred tax assets reflected in the balance sheet and provides any necessary allowances as required. Any adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Results of Operations

The following table sets forth for the periods indicated the percentages which certain items included in the Consolidated Statements of Income bear to net sales.

	Year Ended		
	December 28, 2004	December 30, 2003 (Restated)	December 31, 2002 (Restated)
Statement of Income:			
Net sales	100%	100%	100%
Costs and expenses:			
Costs of sales	35.8	36.0	32.7
Restaurant operating expenses	47.3	46.5	44.9
Depreciation and amortization	3.0	3.5	4.1
Provision for impaired assets and restaurant closings	0.2	-	0.2
Restaurant costs and expenses	86.3	86.0	81.9
General and administrative expenses	6.8	7.3	7.6
Abandoned merger expenses	-	-	0.5
Non-cash stock compensation expense	0.2	0.3	0.5
Income from operations	6.7	6.4	9.5
Other income, net	0.3	0.1	0.5
Income from continuing operations before income taxes and cumulative effect of accounting change	7.0	6.5	10.0
Provision for income taxes	2.3	2.0	3.3
Income from continuing operations before cumulative effect of accounting change	4.7	4.5	6.7
	-		
Loss from discontinued operations, net of applicable income taxes	-	(1.4)	(0.1)
Income before cumulative effect of accounting change	4.7	3.1	6.6
Cumulative effect of accounting change, net of tax	-	-	(0.1)
Net income	4.7%	3.1%	6.5%

Year ended December 28, 2004 compared to Year ended December 30, 2003
(Dollar amounts in thousands)

Net sales increased $78,126 or 13.2% to $669,527 for the year ended December 28, 2004 ("fiscal 2004"), compared to $591,401 for the year ended December 30, 2003 ("fiscal 2003"). Sales for fiscal 2004 include approximately $56,020 attributable to the acquisition of Texas Land & Cattle. The Company experienced sales growth in all its restaurant concepts as blended same store sales representing net sales, by store, for all the Company owned restaurant concepts, opened for more than 18 months in the current and comparable prior year period increased 3.6%. The Company's average check increased 1.6% and guest counts increased 2.7%.

Costs of sales, primarily food and beverages, decreased as a percentage of net sales to 35.8% from 36.0% due to declining beef costs occurring primarily during the fourth quarter of fiscal 2004. The decline in beef costs were offset in part by increased costs for dairy products.

Restaurant operating expenses in fiscal 2004 increased $41,978 to $317,005 compared to $275,027 in fiscal 2003, and increased as a percentage of net sales to 47.3% from 46.5%. Labor costs increased .3% primarily as a result of increased costs for worker's compensation and employee medical expenses. Advertising costs increased approximately .1% reflecting increased printing costs. Occupancy costs were up .4% due primarily to the impact of higher rent expenses applicable to the Texas Land & Cattle stores. In addition, restaurant operating expenses for fiscal 2004 include approximately $555 of pre-opening costs compared to none in fiscal 2003.

Depreciation and amortization decreased $584 in fiscal 2004 compared to fiscal 2003. The decrease is attributable primarily to a reduction in depreciation for certain assets that have become fully depreciated for the Company's historical concepts, offset in part by depreciation of assets related to the Texas Land & Cattle acquisition.

Provision for impaired assets of $1,167 in fiscal 2004 reflects the write-down of five underperforming restaurants to their estimated fair value.

General and administrative expenses increased $1,923 in fiscal 2004 compared with fiscal 2003. The primary reason for the increase is additional general and administrative costs applicable to Texas Land & Cattle of $2,500. In addition, the increase reflects higher compensation related costs of approximately $1,525 which were mostly offset by decreases in travel and directors and officer's liability insurance costs and a favorable insurance settlement.

Non-cash stock compensation expense in fiscal 2004 decreased $281 compared to fiscal 2003. The change reflects a decrease of $681 in the amortization of stock based compensation in fiscal 2004 as compared to fiscal 2003. In addition, the decrease is offset by an increase of $400 for stock compensation relating to the accounting for certain shares of the Company's common stock held by a Rabbi Trust pursuant to a deferred compensation arrangement (See Note 3 to the Notes to Consolidated Financial Statements).

Other income, net in fiscal 2004, was $1,737, compared to $553 in fiscal 2003. The increase is attributable to an increase in interest income and gains from sales of assets in fiscal 2004 compared to fiscal 2003. The increase for fiscal 2004 was partially offset by foreign exchange losses related to Australian funds which were repatriated during the fiscal year.

The effective income tax rate from continuing operations was 33.0% and 30.4% for fiscal 2004 and fiscal 2003, respectively. The factors which cause the effective tax rates to vary from the federal statutory rate of 35% include state income taxes, the impact of FICA Tip and other credits, certain non-deductible expenses, and the tax effect of incentive stock options. While there is generally no tax impact to the Company associated with incentive stock options and the related amortization associated with such options in the income statement, tax benefits may arise at the time the incentive options are exercised to the extent that the exercise is followed by a disqualifying disposition of the shares by the optionee. The fiscal 2003 period reflects a greater amount of tax benefits associated with incentive stock options exercised during the year compared to fiscal 2004.

Discontinued operations reflect the operations of restaurants closed subsequent to fiscal 2002 which are reported as discontinued operations pursuant to SFAS No. 144, (see Note 12 to the Notes to Condensed Consolidated Statements).

LONE STAR STEAKHOUSE & SALOON, INC.

Year ended December 30, 2003 compared to Year ended December 31, 2002
(Dollar amounts in thousands)

Net sales decreased $2,216 or .4% to $591,401 for the year ended December 30, 2003 ("fiscal 2003"), compared to $593,617 for the year ended December 31, 2002 ("fiscal 2002"). The decrease was attributable principally to the fact that fiscal 2003 was a 52 week period compared to a 53 week period in fiscal 2002. In addition, since fiscal 2002 ended on December 31, the Company had two New Year's Eve revenue days in fiscal 2002 compared to no New Year's Eve revenues for fiscal 2003. The Company estimates that the extra week for fiscal 2002 provided additional sales of approximately $11,900. Blended same store sales increased 1.9%. The Company's average check increased 1.9% and guest counts decreased 2.3%.

Costs of sales, primarily food and beverages, increased as a percentage of net sales to 36.0% from 32.7% due primarily to increased beef costs.

Restaurant operating expenses in fiscal 2003 increased $8,494 to $275,027 compared to $266,533 in fiscal 2002, and increased as a percentage of net sales to 46.5% from 44.9%. The increase is primarily attributable to (1) approximately $3,400 due to salaries for increased manager staffing and indirect labor for payroll related taxes and insurance costs, (2) approximately $1,500 for increased advertising spending, (3) approximately $670 for increased building and equipment repairs and (4) approximately $1,200 for increased utilities.

Depreciation and amortization decreased $3,664 in fiscal 2003 compared to fiscal 2002. The decrease is attributable primarily to a reduction in depreciation for certain assets that have become fully depreciated.

General and administrative expenses decreased $1,739 in fiscal 2003 compared to fiscal 2002. Fiscal 2003 expense decreased as a result of (1) an approximately $2,100 decrease for salary related costs, reflecting primarily a decrease in incentive compensation and (2) a decrease in professional fees and related costs of approximately $1,700. These decreases were offset in part by increases in directors and officers' liability insurance costs as well as increased costs for travel and recruiting.

Non-cash stock compensation expense in fiscal 2003 decreased $1,475 compared to fiscal 2002. The decrease reflects approximately $1,906 for lower amortization of such costs. The decrease was partially offset by a charge of $431 relating to the accounting for certain shares of the Company's common stock held by a Rabbi Trust pursuant to a deferred compensation arrangement. See Note 3 to the Consolidated Financial Statements for additional information.

Other income, net for fiscal 2003, was $553, compared to $2,986 in fiscal 2002. The decrease is attributable to a decrease in gain on sale of assets and a decline in interest income as a result of lower interest rates and reduced amounts of excess funds available for investment.

The effective income tax rate from continuing operations was 30.4% and 33.1% for fiscal 2003 and fiscal 2002, respectively. The factors which cause the effective tax rates to vary from the federal statutory rate of 35% include state income taxes, the impact of FICA Tip and other credits, certain non-deductible expenses, and the tax effect of incentive stock options. There is generally no tax impact to the Company associated with incentive stock options and the related amortization associated with such options in the income statement. However, tax benefits may arise at the time the incentive options are exercised to the extent that the exercise is followed by a disqualifying disposition of the shares by the optionee. The decrease in the effective tax rate for fiscal 2003 reflects (1) both the impact of a decrease in the amount of amortization of stock option compensation and an increase in tax benefits resulting from disqualifying disposition of shares related to incentive stock options, and (2) the impact of FICA Tip and other tax credits on the lower pre-tax income for fiscal 2003 compared with fiscal 2002.

Discontinued operations reflect the operations of restaurants closed during fiscal 2003 and 2002 which are required to be reported as discontinued operations pursuant to SFAS No. 144. Discontinued operations include the applicable operations of Australia. In December 2003, the Company completed the sale of 13 of its restaurants in Australia to a licensee, and the Company closed six other restaurants in Australia prior to December 30, 2003. The discontinued operations for fiscal 2003 include aggregate pre-tax charges of approximately $12,000 incurred in connection with its exit activities from Australia, including impairment losses, termination costs associated with employees and certain lease obligations, and losses related to the realization of the Company's cumulative foreign currency translation adjustments. See Note 12 to the Consolidated Financial Statements for additional information.

The cumulative effect of accounting change in fiscal 2002 reflects the effect of adoption of the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets.* The Company adopted the provisions of SFAS No. 142 effective December 26, 2001. The cumulative effect of the change in accounting resulted in a one-time charge of $318, net of income taxes, to reflect the impairment of goodwill related to the Company's Australian operations (see Note 2 to the Consolidated Financial Statements for additional information.)

Impact of Inflation

The primary inflationary factors affecting the Company's operations include food and labor costs. A number of the Company's restaurant personnel are paid at the federal and state established minimum wage levels and, accordingly, changes in such wage levels affect the Company's labor costs. However, since the majority of personnel are tipped employees, minimum wage changes generally have little effect on overall labor costs. Historically, as costs of food and labor have increased, the Company has been able to offset these increases through menu price increases and economies of scale; however, there may be delays in the implementation of such menu price increases or in effecting timely economies of scale, as well as, competitive pressures which may limit the Company's ability to recover any cost increases in their entirety. Historically, inflation has not had a material impact on operating margins. During fiscal 2004, the Company experienced significant volatility in beef prices as such prices for the year were generally above historical levels. To the extent that beef prices continue to be significantly above historical levels, it will have a material negative impact on operating margins.

Liquidity and Capital Resources (Dollars in thousands, except share amounts)

The following table presents a summary of the Company's cash flows for the years ended:

	December 28, 2004	December 30, 2003 Restated	December 31, 2002 Restated
Net cash provided by operating activities	$ 61,004	$ 54,138	$ 74,792
Net cash provided by (used in) investment activities	(65,334)	(8,106)	5,240
Net cash used by financing activities	(54,788)	(27,149)	(98,843)
Effect of exchange rate changes on cash	-	1,486	363
Net cash provided by discontinued operations	1,403	10,492	898
Net increase (decrease) in cash and cash equivalents	$ (57,715)	$ 30,861	$ (17,550)

The increase in net cash provided by operating activities for fiscal 2004 compared to fiscal 2003 is due primarily to an increase in net income during fiscal 2004 as compared to fiscal 2003.

During fiscal 2004, 2003 and 2002, the Company's investment in property and equipment was $22,245, $6,928 and $2,776, respectively. In fiscal 2004, 2003 and 2002, the Company received proceeds from the sale of assets of $2,035, $1,730 and $7,879, respectively.

During fiscal 2004, the Company invested $33,500 in short term securities primarily consisting of investments in auction rate securities with contractual maturities of up to 30 years. These auction rate securities have interest re-set dates that occur every 7 to 90 days and can be actively marketed at ongoing auctions that occur every 7 to 90 days. These investments are in investment-grade debt instruments such as government-backed securities. Auction rate securities are classified as available-for-sale and are reported on the balance sheet at par value, which equals market value, as the rate on such securities resets every 7 to 90 days. Consequently, interest rate movements do not affect the balance sheet valuation of these fixed income investments.

The Company opened one domestic Lone Star restaurant and reopened one completely remodeled Lone Star restaurant in fiscal 2004. The Company opened no restaurants in fiscal 2002 and 2003.

As more fully described in Note 6 to the Notes to Consolidated Condensed Financial Statements, on January 28, 2004, the Company acquired TXCC which operates 20 Texas Land & Cattle Steak House® restaurants located primarily in Texas. The cash portion of the purchase price, net of cash acquired of $2,145 was $12,579 and was funded from the Company's existing cash balance.

During fiscal 2004, the Company received net proceeds of $11,454 from the issuance of 1,350,065 shares of its common stock due to the exercise of stock options compared to proceeds of $10,224 and $23,551 from the issuance of 1,210,682 and 2,058,838 shares in fiscal 2003 and 2002, respectively.

In June 2002, the Company completed a Modified Dutch Auction tender offer for the purchase of 4,000,000 shares of its common stock at a price of $21.375 per share. The aggregate cost to repurchase the shares was $86,301 including the costs of the tender offer. The transaction was financed from the Company's existing available cash.

The Company's Board of Directors has authorized the purchase of shares of the Company's common stock from time to time in the open market or in privately negotiated transactions. The most recent authorization was November 17, 2004 when the Board of Directors approved the repurchase of up to 2,026,190 shares of the Company's common stock. In fiscal 2004, the Company purchased 2,072,800 shares of its common stock at a cost of $51,410. In fiscal 2003 and 2002, the Company purchased 1,132,500 and 1,114,000 shares at a cost of $23,833 and $22,374, respectively. The shares repurchased exclude the 4,000,000 shares in the tender offer as previously described.

The Company has paid quarterly cash dividends on its common stock since the second quarter of fiscal 2000. In January 2004, the Company increased its quarterly cash dividend from $.165 to $.175 per share. The Company recently announced in 2005 that it would increase its quarterly cash dividend from $.175 to $.195 per share. During fiscal 2004, 2003, and 2002, the Company paid cash dividends as follows:

	Amount	Per Share
Fiscal 2004	$14,832	$0.70
Fiscal 2003	$13,560	$0.645
Fiscal 2002	$13,719	$0.60

At December 28, 2004, the Company had $72,015 in cash and cash equivalents and short term investments. The Company has available $55,000 in unsecured revolving credit facilities which expire in October 2007. At December 28, 2004, the Company had no outstanding borrowings under such facilities. See Note 4 to the Consolidated Financial Statements in this Form 10-K for a further description of the Company's credit facilities. The Company expects to fund future requirements for normal investing and financing activities through cash provided from operations and existing cash and cash equivalent balances and short term investment assets.

The Company's obligations at December 28, 2004 are for operating leases as follows:

2005	$ 13,991
2006	13,952
2007	13,652
2008	13,900
2009	13,856
Thereafter	113,468
Total operating lease obligations	$182,819

The Company from time to time may utilize derivative financial instruments in the form of live beef cattle futures contracts to manage market risks and reduce its exposure resulting from fluctuations in the price of meat. Realized and unrealized changes in the fair values of the derivative instruments are recognized in income in the period in which the change occurs. Realized and unrealized gains and losses for the period were not significant. As of December 28, 2004 and during the fiscal year then ended, the Company had no positions in futures contracts.

Risk Factors

Changing consumer preferences and discretionary spending patterns, potential outbreaks of "mad cow disease" or "foot/mouth disease" and other factors affecting the availability of beef could force us to modify our restaurants' concept and menu and could result in a reduction in our revenues.

Even if we are able to successfully compete with other restaurant companies with similar concepts, we may be forced to make changes in one or more of our concepts in order to respond to changes in consumer tastes or dining patterns. Consumer preferences could be affected by health concerns about the consumption of beef, the primary item on our menus, or by specific events such as the recently confirmed cases of "mad cow disease" by the Canadian government or "foot/mouth disease" which occurred in the United Kingdom. In addition, these events could reduce the available supply of beef or significantly raise the price of beef. If we change a restaurant concept, we may lose additional customers who do not prefer the new concept and menu, and we may not be able to attract a sufficient new customer base to produce the revenue needed to make the restaurant profitable. In addition, we may have different or additional competitors for our intended customers as a result of such a concept change and may not be able to successfully compete against such competitors. Our success also depends on numerous factors affecting discretionary consumer spending, including economic conditions, the cost of gasoline, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce guest traffic or impose practical limits on pricing, either of which could reduce revenues and operating income.

Unforeseen Cost Increases Could Adversely Affect Our Profitability.

Our profitability is highly sensitive to increases in food, labor and other operating costs. During fiscal 2004, our beef prices were generally above historical levels. To the extent that beef prices continue to be significantly above historical levels, it will have a material negative effect on operating margins. In addition, our dependence on frequent deliveries of fresh food supplies means that shortages or interruptions in supply could materially and adversely affect our operations. Moreover, unfavorable trends or developments concerning the following factors could adversely affect our results:

- Inflation, food, labor, energy and utilities and employee benefit costs; and
- rent increases resulting from rent escalation provisions in our leases.

We may be unable to anticipate or react to changing prices. If we are unable to modify our purchasing practices or quickly or readily pass on increased costs to customers, our business could be materially affected.

If we are unable to compete effectively with our competitors, we will not be able to increase revenues or generate profits. Our inability to increase revenues is directly related to our ability to compete effectively with our competitors. Key competitive factors include:

- The quality and numbers of employees needed to adequately staff our restaurants;
- the quality and value of the food products offered;
- the quality of service;

- the cost of our raw products;
- the price of the food products offered;
- the restaurant locations; and
- the ambiance of facilities.

We compete with other steakhouse restaurants specifically and with all other restaurants generally. We compete with national and regional chains, as well as individually owned restaurants. The restaurant industry has few non-economic barriers to entry, and as our competitors expand operations, competition from steakhouse restaurants with concepts similar to ours can be expected to intensify. Many of our competitors are well established in the upscale and mid-scale steak segments and certain competitors have substantially greater financial, marketing and other resources than us. Such increased competition could adversely affect our revenues.

Failure to Comply with Government Regulations Could Adversely Affect Our Operating Performance.

Our restaurant operations are subject to certain federal, state and local laws and government regulations, such as:

- Obtaining of licenses for the sale of food and alcohol beverages;
- national and local health sanitation laws and regulations;
- national and local employment and safety laws and regulations; and
- local zoning, building code and land-use regulations.

While we have never experienced any significant difficulties in obtaining necessary governmental approvals, the failure to obtain or retain food and liquor licenses or any other governmental approvals could have a material adverse effect on our operating results.

We may be subjected to "dram-shop" liability, which generally provides a person injured by an intoxicated person with the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Although we carry liquor liability coverage as part of our comprehensive general liability insurance, if we lost a lawsuit related to this liability, our business could be materially harmed.

The Restaurant Industry is Affected by a Number of Trends, As Well As by Competition.

The restaurant industry is affected by changes in consumer tastes and by national, regional, and local economic conditions and demographic trends. The performance of individual restaurants may be affected by factors such as traffic patterns, demographic considerations and the type, number and location of competing restaurants. In addition, factors such as inflation, increased food, labor and employee benefit costs and the availability of experienced management and hourly employees to successfully operate the restaurants may also adversely affect the restaurant industry in general and our restaurants in particular.

Consumer Perceptions of Food Safety Could Adversely Affect Our Business

Our business could be adversely affected by consumer perceptions of food safety in the United States or in the market areas in which we operate, whether such perceptions are based on fact or not. In addition, adverse publicity resulting from poor food quality, illness, injury or other health concerns at one or a limited number of our restaurants could have a material adverse effect on our business, results of operations and financial condition.

Our Business Depends on A Limited Number of Key Personnel, The Loss of Whom Could Adversely Affect us.

Some of our senior executives are important to our success because they have been instrumental in setting the strategic direction of our Company, operating our business, identifying, recruiting and training key personnel, identifying areas for expansion and arranging necessary financing. These key personnel include Jamie B. Coulter, our Chief Executive Officer, T.D. O'Connell, our President of Lone Star Restaurants, and certain of our other executive officers. Although we believe there is a significant pool of talented personnel in the restaurant industry, if these members of our senior management team become unable or unwilling to continue in their present positions, it could adversely affect our business and development.

Shareholders May Not Be Able to Resell Their Stock or May Have to Sell At A Price Substantially Lower Than the Price They Paid For It.

The trading price for our common stock has been highly volatile and could continue to be subject to significant fluctuations in response to variations in our quarterly operating results, general conditions in the restaurant industry or the general economy, and other factors. In addition, the stock market is subject to price and volume fluctuations affecting the market price for public companies generally, or within broad industry groups, which fluctuations may be unrelated to the operating results or other circumstances of a particular company. Such fluctuations may adversely affect the liquidity of our common stock, as well as the price that holders may achieve for their shares upon any future sale.

Staggered Board; Blank-Check Preferred Stock.

Our current certificate of incorporation and bylaws provide for three classes of directors to be elected on a staggered basis. This enables existing directors to exercise significant control over our affairs, and may act as an impediment to any future attempts by third parties to take control of our board of directors. In addition, our board of directors has the authority without further action by the stockholders to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. The exercise of this authority may act as a further impediment to any future attempts by third parties to take control of our board of directors.

A Single Vendor Distributes Most of Our Consumable Products.

Approximately 54% of the consumable products used in our restaurants are distributed through and delivered by a single vendor. While we believe we could replace this vendor, any disruption of services by this vendor or any change to a new vendor could adversely affect our restaurants.

The Risk of Future Terrorist Attacks May Adversely Impact Our Revenue.

As a result of the terrorist attacks on the United States on September 11, 2001, a number of our restaurants, particularly our Del Frisco's and Sullivan's restaurants, were negatively affected. Additionally, recent terrorist warnings, both in the United States and internationally, suggest the possibility of future terrorist attacks, which together with the unpredictability of future military action and other responses to such terrorist attacks has resulted in economic uncertainty. The occurrence of future terrorist attacks may adversely affect our business and make it more difficult to forecast our future results of operation.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Not applicable.

Item 8. Financial Statements and Supplementary Data

The response to this item is included in a separate section of this report. See "Index to Consolidated Financial Statements" on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports filed by us under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported pursuant to and within the time periods specified in the SEC's rules and forms.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act. Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual Form 10-K report.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 28, 2004 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 28, 2004.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 28, 2004 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included below.

Change in Internal Control Over Financial Reporting

During the fourth quarter ended December 28, 2004, management reviewed the Company's lease accounting and leasehold depreciation practices. As a result of this review, management concluded that the Company's controls over the selection and monitoring of appropriate assumptions and factors affecting lease accounting and leasehold depreciation practices were insufficient. As a result, the Company changed its controls and accounting policies surrounding the review, analysis and recording of new and current leases, including the selection and monitoring of appropriate assumptions and guidelines to be applied during the review and analysis of all leases. Furthermore, management determined that the Company's annual rent and depreciation expense over the last several years had been understated and its previously issued financial statements were restated to reflect the correction in the Company's lease accounting and leasehold depreciation practices.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Lone Star Steakhouse & Saloon, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Lone Star Steakhouse & Saloon, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 28, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Lone Star Steakhouse & Saloon, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Lone Star Steakhouse & Saloon, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 28, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Lone Star Steakhouse & Saloon, Inc. and subsidiaries, maintained, in all material respects, effective internal control over financial reporting as of December 28, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Lone Star Steakhouse & Saloon, Inc. and subsidiaries as of December 28, 2004 and December 30, 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 28, 2004 of Lone Star Steakhouse & Saloon, Inc. and subsidiaries and our report dated March 10, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Kansas City, Missouri
March 10, 2005

Item 9B. Other Information

On December 28, 2004, the Company's Compensation/Stock Option Committee approved the fiscal 2004 cash bonuses and stock options to be granted to executive officers of the Company and approved the salaries of the executive officers for 2005.

The bonuses, option grants and salaries for the Company's executive officers are as follows:

Named Executive Officer	2005 Base Salary	2004 Cash Bonus	Stock Option Grants[1]
Jamie B Coulter	$866,250	$412,500	65,000
Tomlinson D. O'Connell	$400,000	$175,000	100,000
John D. White	$675,000	$175,000	60,000
Gerald T. Aaron	$275,000	$72,500	35,000
Dee Lincoln	$260,000	$42,500	20,000

[1]Granted pursuant to the Company's 2004 Stock Option Plan. The options shall vest in equal installments on each of the first four anniversaries of the date of the grant.

The Company entered into separate employment agreements with each of Messrs. White, Aaron, and O'Connell, on April 29, 2003. These agreements have been previously filed by the Company with the Securities and Exchange Commission and a description of the material terms of these agreements was provided in the Company's Form 10-K/A for the fiscal year ended December 30, 2003, filed April 28, 2004.

Mr. Coulter and Ms. Lincoln do not have written employment agreements with the Company. Their base salary and cash bonus are set each year by the Compensation/Stock Option Committee.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item 10 will be in the Company's definitive proxy materials to be filed with the Securities and Exchange Commission and is incorporated in this Annual Report on Form 10-K by this reference.

Item 11. Executive Compensation

The information required by this Item 11 will be in the Company's definitive proxy materials to be filed with the Securities and Exchange Commission and is incorporated in this Annual Report on Form 10-K by this reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 will be in the Company's definitive proxy materials to be filed with the Securities and Exchange Commission and is incorporated in this Annual Report on Form 10-K by this reference.

Item 13. Certain Relationships and Related Transactions

The information required by this Item 13 will be in the Company's definitive proxy materials to be filed with the Securities and Exchange Commission and is incorporated in this Annual Report on Form 10-K by this reference.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 will be in the Company's definitive proxy materials to be filed with the Securities and Exchange Commission and is incorporated in this Annual Report on Form 10-K by this reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:
(1) Financial Statements.
See Index to Financial Statements which appears herein.
All financial statement schedules have been omitted since the required information is not present.

Exhibits

INDEX TO EXHIBITS

Exhibit Number	Exhibit
**3.1	Company's Certificate of Incorporation as amended
***3.3	Company's Amended and Restated By-Laws
******10.2	1992 Lone Star Steakhouse & Saloon, Inc. Directors' Stock Option Plan as amended the "Director's Plan"
****10.3	1992 Lone Star Steakhouse & Saloon, Inc. Incentive and Non-qualified Stock Option Plan (the "Plan") as amended
**10.4	Form of Indemnification Agreement for officers and directors of the Company
*****10.7	Employment Agreement between the Company and Gerald T. Aaron, dated April 24, 2003.
*****10.9	Employment Agreement between the Company and T.D. O'Connell, dated April 24, 2003
*****10.11	Employment Agreement between the Company and John D. White, dated April 24, 2003
******10.20	Non-Qualified Deferred Compensation Plan
********10.23	Lone Star Steakhouse & Saloon, Inc. Stock Option Deferred Compensation Plan dated September 30, 2002
********10.24	Deferred Compensation Agreement dated October 4, 2002 between LS Management, Inc. and Jamie B. Coulter
*******10.26	Amendment to the Director's Plan
*******10.27	Amendment to the Plan
*********10.28	Revolver Credit Loan Agreement dated October 8, 2004 between the Company and Suntrust Bank
**********10.29	2004 Stock Option Plan
*21.1	Subsidiaries of the Company
*23.1	Independent Auditors' consent to the incorporation by reference in the Company's Registration Statements on Form S-8 of the independent auditors' report included herein
*31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

*31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
*32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act
*32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

---

*	Filed herewith.
**	Incorporated by reference to the Company's Registration Statement on Form S-1, filed with the Commission on January 31, 1992 (Commission File No. 33-45399), as amended.
***	Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 12, 2001.
****	Incorporated by reference to the Company's Registration Statement on Form S-8, filed with the Commission on January 12, 1996 (Commission File No. 33-00280), as amended.
*****	Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 17, 2003.
******	Incorporated by reference to the Company's Registration Statement on Form S-8, filed with the Commission on March 31, 2000 (Commission File No. 333-33762).
*******	Incorporated by Reference to the Company's Registration Statement on Form S-8, filed with the Commission on July 24, 2002 (Commission File No. 333-97271).
********	Incorporated by Reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2002.
*********	Incorporated by Reference to the Company's Periodic Report on Form 8-K, filed with the Commission on October 14, 2004.
**********	Incorporated by Reference to the Company's Periodic Report on Form 8-K, filed with the Commission on December 20, 2004.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita, State of Kansas, on this 14th day of March 2005.

LONE STAR STEAKHOUSE & SALOON, INC.
(Registrant)

/s/ John D. White

John D. White
Chief Financial Officer and
Principal Accounting Officer

SIGNATORIES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE
/s/ Jamie B. Coulter Jamie B. Coulter	Chief Executive Officer Principal Executive Officer	March 14, 2005
/s/ John D. White John D. White	Chief Financial Officer and Principal Accounting Officer, Executive Vice President, Treasurer and Director	March 14, 2005
/s/ William B. Greene William B. Greene	Chairman of the Board and Director	March 14, 2005
/s/ Anthony Bergamo Anthony Bergamo	Director	March 14, 2005
/s/ Fred B. Chaney Fred B. Chaney	Director	March 14, 2005
/s/ Thomas C. Lasorda Thomas C. Lasorda	Director	March 14, 2005
/s/ Michael A. Ledeen Michael A. Ledeen	Director	March 14, 2005
/s/ Clark R. Mandigo Clark R. Mandigo	Director	March 14, 2005
/s/ Mark Saltzgaber Mark Saltzgaber	Director	March 14, 2005

CONSOLIDATED FINANCIAL STATEMENTS

Lone Star Steakhouse & Saloon, Inc.
Years Ended December 28, 2004, December 30, 2003, and December 31, 2002

Lone Star Steakhouse & Saloon, Inc.

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Lone Star Steakhouse & Saloon, Inc.

We have audited the accompanying consolidated balance sheets of Lone Star Steakhouse & Saloon, Inc. (the Company) and subsidiaries as of December 28, 2004 and December 30, 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 28, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lone Star Steakhouse & Saloon, Inc. and subsidiaries at December 28, 2004 and December 30, 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 28, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company has restated its financial statements for the years ended December 30, 2003, and December 31, 2002.

As discussed in Note 2, effective December 26, 2001, the Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Lone Star Steakhouse & Saloon, Inc. and subsidiaries' internal control over financial reporting as of December 28, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2005, expressed an unqualified opinion thereon.

Ernst + Young LLP

March 10, 2005

Lone Star Steakhouse & Saloon, Inc.

Consolidated Balance Sheets
(In Thousands, Except Share Amounts)

	December 28, 2004	**December 30, 2003**
		As Restated
Assets		
Current assets:		
Cash and cash equivalents	**$ 38,515**	$ 96,230
Short-term investments	**33,500**	–
	72,015	96,230
Inventories	**12,765**	12,955
Deferred income taxes	**7,532**	5,151
Prepaid insurance deposits	**14,537**	6,913
Other	**6,225**	5,817
Total current assets	**113,074**	127,066
Property and equipment:		
Land	**119,117**	112,933
Buildings	**174,628**	166,795
Leasehold improvements	**118,203**	109,091
Equipment	**107,872**	99,621
Furniture and fixtures	**19,267**	18,828
	539,087	507,268
Less accumulated depreciation and amortization	**217,837**	196,983
	321,250	310,285
Deferred compensation plan investments	**13,903**	11,670
Other assets:		
Goodwill	**11,513**	11,513
Intangible assets, net	**9,519**	10,452
Deferred income taxes	**24,434**	23,655
Other	**4,599**	5,347
	50,065	50,967
Total assets	**$498,292**	$499,988

	December 28, 2004	December 30, 2003
		As Restated
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	**$13,845**	$ 12,166
Sales tax payable	**2,817**	3,018
Accrued payroll	**9,947**	8,118
Real estate taxes	**3,239**	2,380
Accrued self insurance	**15,094**	7,296
Gift certificates	**10,973**	9,207
Income taxes payable	**9,786**	10,592
Other	**8,051**	5,920
Total current liabilities	**73,752**	58,697
Long-term liabilities, principally deferred compensation obligations	**21,263**	17,322
Deferred rent obligations	**10,496**	9,289
Total liabilities	**105,511**	85,308
Stockholders' equity:		
Preferred stock, $.01 par value, 2,000,000 shares authorized; none issued	**–**	–
Common stock, $.01 par value, 98,000,000 shares authorized; 20,469,540 shares issued and outstanding (21,072,790 in 2003)	**205**	211
Additional paid-in capital	**139,570**	177,844
Retained earnings	**256,669**	240,288
Common stock held by trust	**(3,663)**	(3,663)
Total stockholders' equity	**392,781**	414,680
Total liabilities and stockholders' equity	**$498,292**	$499,988

See notes to consolidated financial statements.

Lone Star Steakhouse & Saloon, Inc.

Consolidated Statements of Income

(In Thousands, Except Per Share Amounts)

	For the Year Ended		
	December 28, 2004	**December 30, 2003**	**December 31, 2002**
		As Restated	*As Restated*
Net sales	**$669,527**	$591,401	$593,617
Costs and expenses:			
Costs of sales	**239,660**	212,593	194,183
Restaurant operating expenses	**317,005**	275,027	266,533
Depreciation and amortization	**20,268**	20,852	24,516
Provision for impaired assets and restaurant closings	**1,167**	–	792
Restaurant costs and expenses	**578,100**	508,472	486,024
General and administrative expenses	**45,269**	43,346	45,085
Abandoned merger expenses	**–**	–	2,990
Non-cash stock compensation expense	**1,193**	1,474	2,949
Income from operations	**44,965**	38,109	56,569
Other income, net	**1,737**	553	2,986
Income from continuing operations before income taxes and cumulative effect of accounting change	**46,702**	38,662	59,555
Provision for income taxes	**15,420**	11,760	19,715
Income from continuing operations before cumulative effect of accounting change	**31,282**	26,902	39,840
Discontinued operations:			
Loss from operations of discontinued restaurants	**(86)**	(10,774)	(1,322)
Income tax benefit	**17**	2,117	467
Loss on discontinued operations	**(69)**	(8,657)	(855)
Income before cumulative effect of accounting change	**31,213**	18,245	38,985
Cumulative effect of accounting change, net of tax	**–**	–	(318)
Net income	**$ 31,213**	$18,245	$38,667

Lone Star Steakhouse & Saloon, Inc.

Consolidated Statements of Income (continued)

(In Thousands, Except Per Share Amounts)

	For the Year Ended		
	December 28, 2004	**December 30, 2003**	**December 31, 2002**
		As Restated	*As Restated*
Basic earnings per share:			
Continuing operations	**$1.49**	$1.29	$1.74
Discontinued operations	–	(.41)	(.03)
Cumulative effect of accounting change	–	–	(.02)
Basic earnings per share	**$1.49**	$ .88	$1.69
Diluted earnings per share:			
Continuing operations	**$1.33**	$1.13	$1.51
Discontinued operations	–	(.36)	(.03)
Cumulative effect of accounting change	–	–	(.01)
Diluted earnings per share	**$1.33**	$ .77	$1.47

See notes to consolidated financial statements.

Lone Star Steakhouse & Saloon, Inc.

Consolidated Statements of Stockholders' Equity

(In Thousands, Except Share Amounts)

	Preferred Stock	Common Stock Number	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Common Stock Held By Trust	Accumulated Other Comprehensive (Loss) Income	Total
Balance, December 25, 2001, as previously reported	–	24,049,770	$240	$272,527	$216,111	$ –	$(13,443)	$475,435
Cumulative effect on prior year of retroactive restatement	–	–	–	–	(5,456)	–	–	(5,456)
Balance, December 25, 2001, as restated	–	24,049,770	240	272,527	210,655	–	(13,443)	469,979
Stock options exercised	–	2,058,838	21	23,530	–	–	–	23,551
Tax effect related to options exercised	–	–	–	(474)	–	–	–	(474)
Common stock purchased and retired	–	(5,114,000)	(51)	(108,624)	–	–	–	(108,675)
Cash dividends ($.60 per share)	–	–	–	–	(13,719)	–	–	(13,719)
Non-cash stock compensation expense	–	–	–	2,949	–	–	–	2,949
Comprehensive income:								
Net income	–	–	–	–	38,667	–	–	38,667
Foreign currency translation adjustments	–	–	–	–	–	–	1,483	1,483
Comprehensive income								40,150
Balance, December 31, 2002	–	20,994,608	210	189,908	235,603	–	(11,960)	413,761
Stock options exercised	–	1,210,682	12	10,232	–	–	–	10,244
Tax effect related to options exercised	–	–	–	483	–	–	–	483
Common stock purchased and retired	–	(1,132,500)	(11)	(23,822)	–	–	–	(23,833)
Cash dividends ($.645 per share)	–	–	–	–	(13,560)	–	–	(13,560)
Non-cash stock compensation expense	–	–	–	1,043	–	–	–	1,043
Common stock held by trust (177,145 shares)	–	–	–	–	–	(3,663)	–	(3,663)
Comprehensive income:								
Net income	–	–	–	–	18,245	–	–	18,245
Foreign currency translation adjustments	–	–	–	–	–	–	11,960	11,960
Comprehensive income								30,205
Balance, December 30, 2003	–	21,072,790	211	177,844	240,288	(3,663)	–	414,680
Stock options exercised	–	**1,350,065**	**14**	**11,440**	–	–	–	**11,454**
Tax effect related to options exercised	–	–	–	**(1,365)**	–	–	–	**(1,365)**
Common stock purchased and retired	–	**(2,072,800)**	**(21)**	**(51,389)**	–	–	–	**(51,410)**
Cash dividends ($.70 per share)	–	–	–	–	**(14,832)**	–	–	**(14,832)**
Non-cash stock compensation expense	–	–	–	**362**	–	–	–	**362**
Common stock issued in purchase of TXCC	–	**119,485**	**1**	**2,678**	–	–	–	**2,679**
Net income	–	–	–	–	**31,213**	–	–	**31,213**
Balance, December 28, 2004	–	**20,469,540**	**$205**	**$139,570**	**$256,669**	**$(3,663)**	**$ –**	**$392,781**

See notes to consolidated financial statements.

Lone Star Steakhouse & Saloon, Inc.

Consolidated Statements of Cash Flows

(In Thousands)

	For the Year Ended		
	December 28, 2004	**December 30, 2003**	**December 31, 2002**
		As Restated	*As Restated*
Operating activities			
Net income	**$31,213**	$18,245	$ 38,667
Adjustments to reconcile net income to net cash provided by operating activities of continuing operations:			
Depreciation	**21,883**	22,914	27,140
Amortization	**1,067**	1,047	1,047
Non-cash stock compensation	**1,193**	1,474	2,949
Provision for impaired assets and restaurant closings	**1,167**	–	250
(Gain) loss on sales of assets	**(1,250)**	42	(1,971)
Cumulative effect of accounting change	**–**	–	508
Deferred income taxes	**2,964**	(5,323)	12,912
Loss from discontinued operations	**69**	8,657	855
Changes in operating assets and liabilities, net of the effects of the acquisition:			
Inventories	**598**	(490)	103
Prepaid insurance deposits	**(7,624)**	(6,913)	–
Other current asstes	**43**	407	(718)
Accounts payable	**45**	(1,212)	(432)
Accrued self-insurance	**7,573**	7,296	–
Income taxes payable	**(806)**	7,017	(7,966)
Other liabilities	**2,869**	977	1,448
Net cash provided by operating activities of continuing operations	**61,004**	54,138	74,792
Investing activities			
Acquisition, net of cash acquired	**(12,579)**	–	–
Purchases of short-term investments	**(33,500)**	–	–
Purchases of property and equipment	**(22,245)**	(6,928)	(2,776)
Proceeds from sales of assets	**2,035**	1,730	7,879
Other	**955**	(2,908)	137
Net cash provided by (used in) investing activities of continuing operations	**(65,334)**	(8,106)	5,240
Financing activities			
Net proceeds from issuance of common stock	**11,454**	10,244	23,551
Common stock repurchased and retired	**(51,410)**	(23,833)	(108,675)
Dividends paid	**(14,832)**	(13,560)	(13,719)
Net cash used in financing activities of continuing operations	**(54,788)**	(27,149)	(98,843)
Effect of exchange rate changes on cash	**–**	1,486	363
Net cash provided by discontinued operations	**1,403**	10,492	898
Net increase (decrease) in cash and cash equivalents	**(57,715)**	30,861	(17,550)

Lone Star Steakhouse & Saloon, Inc.

Consolidated Statements of Cash Flows (continued)

(In Thousands)

	For the Year Ended		
	December 28, 2004	December 30, 2003	December 31, 2002
		As Restated	*As Restated*
Cash and cash equivalents at beginning of year	**$96,230**	$65,369	$ 82,919
Cash and cash equivalents at end of year	**$38,515**	$96,230	$ 65,369
Supplemental disclosure of cash flow information			
Cash paid for income taxes	**$14,610**	$ 6,875	$ 15,175
Shares issued in connection with acquisition	**$ 2,679**	$ –	$ –
Non-cash investing and financing activities:			
Shares issued to trust	**$ –**	$ 3,663	$ –

See notes to consolidated financial statements.

(All Amounts in Thousands, Except Share and Per Share Amounts)

1. Background and Significant Accounting Policies

Background

Lone Star Steakhouse & Saloon, Inc. (the Company) owns and operates two mid-priced full service, casual dining restaurant concepts in the United States which operate under the names Lone Star Steakhouse & Saloon and Texas Land & Cattle Steakhouse (TXCC). In addition, the Company operates restaurants in the upscale steakhouse market through Del Frisco's Double Eagle Steak House and Sullivan's Steakhouse. As of December 28, 2004, the Company owns and operates 251 Lone Star Steakhouse & Saloons and 20 Texas Land & Cattle Steakhouses. In addition, the Company owns and operates five Del Frisco's Double Eagle Steak Houses, 15 Sullivan's Steakhouses, and one Frankie's Italian Grille. All of the Company's restaurants are in the United States. The Company acquired TXCC effective January 28, 2004. (See Note 19).

Significant Accounting Policies

- Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

- Foreign Currency Translation

  Assets and liabilities of the Company's foreign operations in Australia are translated at current exchange rates, while revenues and expenses are translated at average exchange rates prevailing during the year. Prior to December 30, 2003, translation adjustments were reported as a component of comprehensive income in stockholders' equity; however, as a result of the Company's divestiture of its Australia operations in fiscal 2003, as described in Note 12, the foreign currency translation adjustments were realized and are included as a component of loss from discontinued operations.

(All Amounts in Thousands, Except Share and Per Share Amounts)

1. Background and Significant Accounting Policies (continued)

- Concentration of Credit Risk

The Company's financial instruments exposed to concentration of credit risk consist primarily of cash, cash equivalents, and short-term investments. The Company places its cash with high credit quality financial institutions and, at times, such cash may be in excess of the federal depository insurance limit. The Company has cash equivalents of approximately $13,626 and $73,014 at December 28, 2004, and December 30, 2003, respectively, in money market mutual funds. The Company's short-term investments of $33,500 at December 28, 2004, primarily include auction rate, investment grade securities with municipal, state, and U.S. government agencies.

- Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

- Cash and Cash Equivalents

The Company considers cash and cash equivalents to include currency on hand, demand deposits with banks or other financial institutions, and short-term investments with maturities of three months or less when purchased. Cash and cash equivalents are carried at cost, which approximates fair value.

- Short-Term Investments

The Company's short-term investments of $33,500 at December 28, 2004, primarily consist of investments in auction rate securities with contractual maturities of up to 30 years. These auction rate securities have interest re-set dates that occur every 7 to 90 days and can be actively marketed at ongoing auctions that occur every 7 to 90 days. These investments are investment-grade debt instruments such as government-backed securities. Auction rate securities are classified as available-for-sale and are reported on the balance sheet at par value, which equals market value, as the rate on such securities resets every 7 to 90 days. Consequently, interest rate movements do not affect the balance sheet valuation of these investments.

1. Background and Significant Accounting Policies (continued)

- Financial Instruments

The Company considers carrying amounts of cash and cash equivalents, short-term investments, receivables, and accounts payable to approximate fair value.

The Company sometimes utilizes derivative financial instruments in the form of commodity futures contracts to manage market risks and reduce its exposure resulting from fluctuations in the prices of meat. The Company uses live beef cattle futures contracts to accomplish its objective. Realized and unrealized changes in the fair values of the derivative instruments are recognized in income in the period in which the change occurs. Realized and unrealized gains and losses related to these derivative instruments have not been significant. The Company had no positions in futures contracts as of December 28, 2004, and December 30, 2003. These instruments, when used, are with counterparties of high credit quality; therefore, the risk of nonperformance by the counterparties is considered to be negligible.

- Inventories

Inventories consist of food and beverages and are stated at the lower of cost using the first-in, first-out method, or market.

- Prepaid Insurance Deposits

In connection with its self-insurance programs, the Company is required to make deposits with its insurance carrier pursuant to the terms of its insurance agreements. The funds held by the insurance carrier may be used solely to reimburse the insurance carrier for any amounts paid or advanced by the insurance carrier in its capacity as the administrative agent for the Company relative to any claims or expenses under its insurance program.

- Property and Equipment

Property and equipment are stated at cost. Maintenance, repairs, and renewals that do not enhance the value of or increase the life of the assets are expensed as incurred.

1. Background and Significant Accounting Policies (continued)

Buildings are depreciated using the straight-line method over their estimated useful lives of 20 years. Leasehold improvements are amortized on the straight-line method over the lesser of the estimated useful lives of the assets of 20 years or the expected term of the lease, including cancelable option periods when failure to exercise such options would result in an economic penalty to the Company. Equipment and furniture and fixtures are depreciated using the straight-line method over seven years, which is the estimated useful life of the assets.

- Preopening Costs

Preopening costs, including labor costs, costs of hiring and training personnel, and certain other costs related to opening new restaurants, are expensed when the costs are incurred.

- Intangible Assets

Intangible assets include goodwill, trademarks, intellectual properties, and licensing permits. Effective December 26, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142 requiring that goodwill and intangible assets deemed to have indefinite lives no longer be amortized, but subjected to an annual impairment test or more frequent tests if indicators of impairment exist. The Company amortizes other intangibles on a straight-line basis over the estimated periods of benefit, generally 10 to 20 years. See Note 2 for additional information.

- Deferred Compensation Plan

In connection with the Company's deferred compensation plan, the Company has created a grantor trust to which it contributes amounts equal to employee participants' qualified deferrals and the Company's matching portion. The plan is informally funded using life insurance policies held by the grantor trust. All assets held by the grantor trust remain the property of the Company; however, the Company does not currently intend to use such assets for any purpose other than to fund payments to the participants pursuant to the terms of the deferred compensation plan. The assets of the

1. Background and Significant Accounting Policies (continued)

plan consist principally of cash surrender values of the life insurance policies. Because the investment assets of the deferred compensation plan are assets of the Company and would be subject to general claims by creditors in the event of the Company's insolvency, the accompanying consolidated balance sheets reflect such investments as assets with an offsetting liability for deferred compensation reflected in long-term liabilities.

During fiscal 2002, the Company adopted a Stock Option Deferred Compensation Plan, which allows certain key executives to defer compensation arising from the exercise of stock options. See Note 3 for additional information.

- Impairment of Long-Lived Assets

Property and equipment and definite life intangibles are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Company reviews applicable intangible assets and long-lived assets related to each restaurant on a periodic basis. When events or changes in circumstances indicate an asset may not be recoverable, the Company estimates the future cash flows expected to result from the use of the asset. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss is recognized. The impairment loss is recognized by measuring the difference between the carrying value of the assets and the fair market value of the assets. The Company's estimates of fair values are based on the best information available and require the use of estimates, judgments, and projections, as considered necessary. The actual results may vary significantly.

As noted above, goodwill and indefinite life intangibles are reviewed annually for impairment, or more frequently if indicators of impairment exist. Goodwill is tested by comparing net book value of the reporting unit to its estimated fair value. Indefinite life intangibles are tested by comparing book value to estimated fair value.

(All Amounts in Thousands, Except Share and Per Share Amounts)

1. Background and Significant Accounting Policies (continued)

- Self-Insurance Reserves

During fiscal 2003, the Company adopted self-insurance programs for its workers' compensation, general liability, and medical benefits programs. In order to minimize the exposure under the self-insurance programs, the Company has purchased stop-loss coverage both on a per occurrence and on an aggregate basis. The self-insured losses under the programs are accrued based on the Company's estimate of the ultimate expected liability for both claims incurred and on an incurred but not reported basis. The establishment of such accruals for self-insurance involves certain management judgments and assumptions regarding the frequency or severity of claims, the historical patterns of claim development, and the Company's experience with claim reserve management and settlement practices. To the extent actual results may differ from the assumptions used to develop the accrual estimate amounts, such unanticipated changes may produce significantly different amounts of expense than those estimated under the self-insurance programs.

- Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the years ended December 28, 2004, December 30, 2003, and December 31, 2002, was $17,502, $15,033, and $13,528, respectively.

- Accounting for Stock-Based Compensation

The Company uses the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, for stock-based employee compensation. The Company values stock options issued based upon an option pricing model and recognizes this value as an expense over the period in which the options vest.

- Revenue Recognition

Revenue from restaurant sales is recognized when food and beverage products are sold. Proceeds from the sale of gift certificates are recorded as a liability at the time of sale. Upon redemption of gift certificates, sales are recognized.

(All Amounts in Thousands, Except Share and Per Share Amounts)

1. Background and Significant Accounting Policies (continued)

- Earnings Per Share

Basic earnings per share amounts are computed based on the weighted-average number of shares outstanding. For purposes of diluted computations, average shares outstanding have been adjusted to reflect, (1) the number of shares that would be issued from the exercise of stock options, reduced by the number of shares that could have been purchased from the proceeds at the average market price of the Company's stock or price of the Company's stock on the exercise date if options were exercised during the period presented and (2) the number of shares that may be issuable to effect the settlement of certain deferred compensation liabilities pursuant to the Company's Stock Option Deferred Compensation Plan. The effect of shares issuable to settle the deferred compensation liabilities has not been included for any periods, as their effect would have been antidilutive.

- Fiscal Year

The Company operates on a 52- or 53-week fiscal year ending the last Tuesday in December. The fiscal quarters for the Company consist of accounting periods which include 12, 12, 12, and 16 or 17 weeks, respectively. Fiscal 2004 and 2003 each included 52 weeks of operations, while 2002 included 53 weeks of operations.

- Reclassifications

Certain amounts from the prior years have been reclassified to conform with the current year's presentation. Such reclassifications have also been applied in presenting the as previously reported amounts discussed below.

- Restatement of Prior Financial Information

In December 2004, the Company commenced a review of its lease accounting and leasehold depreciation policies. As result of that review, the Company determined it appropriate to restate its prior financial statements.

(All Amounts in Thousands, Except Share and Per Share Amounts)

1. Background and Significant Accounting Policies (continued)

Historically, rent expense was recorded on a straight-line basis over the initial noncancelable lease term. Building and leasehold costs and improvements for those properties were amortized on the straight-line method over the lesser of the estimated useful lives of the assets, 20 years, or the expected term of the lease, including option renewal periods. The Company has determined that it should recognize rent expense on a straight-line basis over the expected lease term, which includes cancelable optional renewal periods that are reasonably assured to be exercised and where failure to exercise such renewal options would result in an economic penalty to the Company. In addition, the Company determined leasehold improvements should be amortized on the lesser of the estimated useful lives of the assets of 20 years or the expected lease term.

As result of the above, the Company has restated its financial statements to adjust depreciation for certain leasehold improvements and to recognize rent expense on a straight-line basis over the expected lease term, including lease renewal option periods where failure to exercise such options would result in an economic penalty. As a result of the restatement, the Company's previously reported consolidated financial statements have been adjusted as follows:

	As Previously Reported	Adjustments	As Restated
Fiscal year 2003			
Consolidated Balance Sheet:			
Property and equipment, net	$312,220	$(1,935)	$310,285
Deferred income taxes	19,803	3,852	23,655
Total other assets	47,115	3,852	50,967
Deferred rent obligations	953	8,336	9,289
Retained earnings	246,707	(6,419)	240,288

(All Amounts in Thousands, Except Share and Per Share Amounts)

1. Background and Significant Accounting Policies (continued)

	As Previously Reported	Adjustments	As Restated
Fiscal year 2003 (continued)			
Consolidated Statement of Income:			
Restaurant operating expenses	$274,388	$ 639	$275,027
Depreciation and amortization	20,817	35	20,852
Restaurant costs and expenses	507,798	674	508,472
Income from operations	38,783	(674)	38,109
Income from continuing operations before income taxes	39,336	(674)	38,662
Provision for income taxes	12,013	(253)	11,760
Income from continuing operations	27,323	(421)	26,902
Net income	18,666	(421)	18,245
Basic earnings per share from continuing operations	1.31	(0.02)	1.29
Basic earnings per share	0.90	(0.02)	0.88
Diluted earnings per share from continuing operations	1.15	(0.02)	1.13
Diluted earnings per share	0.79	(0.02)	0.77

(All Amounts in Thousands, Except Share and Per Share Amounts)

1. Background and Significant Accounting Policies (continued)

	As Previously Reported	Adjustments	As Restated
Fiscal year 2002			
Consolidated Statement of Income:			
Restaurant operating expenses	$265,730	$803	$266,533
Depreciation and amortization	24,452	64	24,516
Restaurant costs and expenses	485,157	867	486,024
Income from operations	57,436	(867)	56,569
Income from continuing operations before income taxes	60,422	(867)	59,555
Provision for income taxes	20,040	(325)	19,715
Income from continuing operations before cumulative effect of accounting change	40,382	(542)	39,840
Income before cumulative effect of accounting change	39,527	(542)	38,985
Net income	39,209	(542)	38,667
Basic earnings per share from continuing operations	1.76	(0.02)	1.74
Basic earnings per share	1.71	(0.02)	1.69
Diluted earnings per share from continuing operations	1.53	(0.02)	1.51
Diluted earnings per share	1.49	(0.02)	1.47

The cumulative impact of the adjustments for all years prior to fiscal year 2002 was $5,456, which was recorded as an adjustment to retained earnings at December 25, 2001. The adjustments had no effect on net cash flows from operating, investing and financing activities, cash position, or revenues. The impact of the restatement on 2004 and 2003 quarterly information is reflected in Note 15. In addition, certain amounts reflected in Notes 8, 9, and 10 have been restated to reflect the adjustments described above.

(All Amounts in Thousands, Except Share and Per Share Amounts)

2. Intangible Assets and Goodwill

	Estimated Useful Lives	2004	2003
Amortized intangible assets:			
Gross carrying amount:			
Licenses	20 years	**$ 3,227**	$ 3,229
Intellectual properties	10 years	**9,839**	9,839
Subtotal		**13,066**	13,068
Accumulated amortization:			
Licenses		**(1,319)**	(1,223)
Intellectual property		**(5,967)**	(5,018)
Subtotal		**(7,286)**	(6,241)
Net amortized intangible assets		**$ 5,780**	$ 6,827
Unamortized intangible assets:			
Goodwill		**$11,513**	$11,513
Licenses		**3,583**	3,449
Other		**156**	176
		$15,252	$15,138
Aggregate amortization expense		**$ 1,067**	$ 1,047

The Company has estimated that amortization expense will amount to approximately $1,047 annually for 2005 through 2008 and $149 for 2009.

Certain liquor licenses are not subject to amortization, as such licenses have indefinite lives and are transferable through open markets in the jurisdictions in which the licenses were granted. These licenses are reviewed at least annually for impairment by comparing their book values to estimated market values. The estimated market value is established by reference to recent market transactions.

(All Amounts in Thousands, Except Share and Per Share Amounts)

2. Intangible Assets and Goodwill (continued)

The Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*, effective as of the beginning of fiscal 2002. SFAS No. 142 requires that goodwill and certain intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. In the first quarter of fiscal 2002, the Company completed the measurement tests for measurement of impairment loss for both goodwill and indefinite lived intangible assets, which resulted in a charge for the cumulative effect of an accounting change of $318, or $0.02 per share, net of income taxes of $190, to reflect the impairment of certain goodwill related to Australian investments.

Excluding the impairment for goodwill recorded in fiscal 2002 related to the change in accounting as discussed above, there were no changes in goodwill carrying amounts during 2004 or 2003.

3. Common Stock Transactions

In May 2002, the Company commenced a Modified Dutch Auction tender offer. Under the terms of the tender offer, the Company invited shareholders to tender their shares at prices specified by the tendering shareholder at a purchase price not in excess of $22.50 nor less than $20.50 per share. The tender offer was completed in June 2002, and as a result, the Company purchased 4,000,000 shares of its common stock at a price of $21.375 per share. The aggregate cost to repurchase the shares was $86,301, including the cost of the tender offer. The transaction was financed from the Company's existing available cash.

The Board of Directors has from time to time authorized the Company to purchase shares of the Company's common stock in the open market or in privately negotiated transactions. Excluding the 4,000,000 shares repurchased in the tender offer in fiscal 2002 as previously described, the Company has purchased 2,072,800, 1,132,500, and 1,114,000 shares of its common stock at average prices of $24.80, $21.05, and $20.08 per share during the fiscal years ended 2004, 2003, and 2002, respectively. The Company is accounting for the repurchases using the constructive retirement method of accounting, wherein the aggregate par value of the stock is charged to the common stock account, and the excess of cost over par value is charged to additional paid-in capital.

(All Amounts in Thousands, Except Share and Per Share Amounts)

3. Common Stock Transactions (continued)

In September 2002, the Company adopted a Stock Option Deferred Compensation Plan (the Plan), which allows certain key executives to defer compensation arising from the exercise of stock options granted under the Company's 1992 Incentive and Nonqualified Stock Option Plan. During 2003, the Company issued 300,000 shares of its common stock to effect the exercise of such stock options in exchange for 122,855 shares of the Company's common stock as payment for such shares. The 122,855 shares received by the Company were canceled. The Company issued 122,855 shares to the optionee and, pursuant to the terms of the Plan, the Company issued 177,145 shares to a Rabbi Trust (the Trust) with Intrust Bank, NA serving as the trustee. The Trust holds the shares for the benefit of the participating employees (Participants). Under the terms of the Plan, Participants may elect to change the Plan's investments from time to time, which may result in the sale of the shares. Since the shares held by the Trust are held pursuant to a deferred compensation arrangement whereby amounts earned by an employee are invested in the stock of the employer and placed in the Trust, the Company accounts for the arrangement as required by Emerging Issues Task Force (EITF) consensus on Issue No. 97-14, *Accounting for Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust and Invested* (EITF No. 97-14). Accordingly, shares issued to the Trust were recorded at fair market value on the date issued by the Company in the amount of $3,663, which is reflected in the accompanying consolidated balance sheets as common stock held by trust. The corresponding amount was credited to deferred compensation obligations. Each period, the shares owned by the Trust are valued at the closing market price, with corresponding changes in the underlying shares being reflected as adjustments to compensation expense and deferred compensation obligations. At December 28, 2004, the Trust held 177,145 shares of the Company's common stock. Included in non-cash stock compensation expense for years ended December 28, 2004, and December 30, 2003, were charges of $831 and $431, respectively, relating to the changes in market price for such shares.

4. Term Revolvers

The Company has a credit facility pursuant to an unsecured revolving credit agreement with a group of banks led by SunTrust Bank. The credit facility allows the Company to borrow up to $30,000 with an accordion feature permitting an increase in the credit facility in an amount up to $20,000 such that the total amount of the credit facility does not exceed $50,000. The additional borrowing is subject to the approval of the lenders. The credit agreement terminates in October 2007; however, it is subject to acceleration in the event of a change of control of the Company as that term is defined in the credit

(All Amounts in Thousands, Except Share and Per Share Amounts)

4. Term Revolvers (continued)

agreement. At the time of each borrowing, the Company may elect to pay interest at the higher of SunTrust Bank's published prime rate or the Federal Funds Rate plus one-half of one percent (0.50%) or LIBOR rate plus one and one-half percent (1.50%). The Company is required to achieve certain financial ratios and to maintain certain net worth requirements as defined in the credit agreement. The Company is required to pay on a quarterly basis a facility fee equal to .25% per annum on the daily unused amount of the credit facility. At December 28, 2004, and at December 30, 2003, there were no borrowings outstanding pursuant to the credit facility.

The Company also has entered into a $5,000 revolving term loan agreement with a bank, under which no borrowings were outstanding at December 28, 2004, and December 30, 2003. The term loan agreement matures in October 2007. The interest rate is at .50% below the daily prime rate as published in *The Wall Street Journal.* In addition, the Company pays a facility fee of .25% per annum on the daily unused portion of the credit facility.

5. Preferred Stock and Redemption of Preference Rights

The Company's Board of Directors has the authority to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, and the numbers of shares constituting any series or the designation of such series.

6. Stock Options

As previously described in Note 1, the Company accounts for stock-based compensation following the provisions of SFAS No. 123, which establishes a fair value-based method of accounting for stock-based compensation. The fair value of stock options is determined at the date of grant under the Company's stock option plans and are charged to compensation expense over the vesting period of the options.

The aggregate non-cash stock compensation expense, including amounts attributable to non-cash stock compensation arising from the common shares held by the Trust as described in Note 3, for the years ended December 28, 2004, December 30, 2003, and December 31, 2002, was $1,193, $1,474, and $2,949, respectively.

(All Amounts in Thousands, Except Share and Per Share Amounts)

6. Stock Options (continued)

The fair values for those options granted during the fiscal years presented were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2004 and 2002, respectively: risk-free interest rates of 4.0% and 3.1%, volatility factors of the expected market price of the Company's common stock of 0.201 and 0.506, a weighted average expected life of the option of seven years and five years, and a dividend yield of 2.5% and 3.0%. There were no stock options granted in fiscal 2003.

	2004	**2003**	**2002**
Weighted-average fair value of options granted during the year	**$5.80**	$ –	$5.45

- 2004 Stock Option Plan

  In December 2004, the stockholders of the Company approved the 2004 Stock Option Plan (the 2004 Plan). The 2004 Plan provides for grants of incentive and nonqualified stock options to employees, directors, consultants, and advisors. A total of 3,000,000 shares are available for issuance pursuant to the 2004 Plan, of which 500,000 are available for non employee directors. The maximum number of shares that may be granted under the 2004 Plan to any individual shall not exceed 600,000. Options granted under the 2004 Plan have ten-year terms and generally vest equally over a four-year period commencing one year after the date of grant.

- 1992 Stock Option Plans

  In January 1992, the Board of Directors adopted the 1992 Incentive and Non-Qualified Stock Option Plan (the 1992 Plans), last amended in June 1996, providing for incentive and nonqualified stock options, pursuant to which up to 10,000,000 shares of common stock are available for issuance. Options granted under the 1992 Plan vest in periods ranging from three to five years in equal annual installments commencing from the date of grant. In addition, in January 1992, the Board of Directors adopted a stock option plan as amended June 9, 2000, providing for nondiscretionary grants to nonemployee directors, pursuant to which up to 700,000 shares of common stock are available for issuance. All options granted under this plan have ten-year terms and vest equally over a three-year period commencing from the date of grant. Both of the plans adopted in 1992 expired in January 2002.

6. Stock Options (continued)

A summary of the Company's stock option activity and related information for the years ended December 28, 2004, December 30, 2003, and December 31, 2002, is as follows:

	2004		2003		2002	
	Weighted-Average Exercise Price	Options (000)	Weighted-Average Exercise Price	Options (000)	Weighted-Average Exercise Price	Options (000)
Outstanding at beginning of year	**$ 8.98**	**4,519**	$8.98	5,867	$ 9.67	7,919
Granted	**27.67**	**1,453**	–	–	14.80	48
Exercised	**8.48**	**(1,350)**	9.58	(1,334)	11.44	(2,059)
Canceled	**11.95**	**(25)**	9.84	(14)	12.71	(41)
Outstanding at end of year	**$15.02**	**4,597**	8.98	4,519	8.98	5,867

For options outstanding as of December 28, 2004, the number of options, weighted-average exercise price, and weighted-average remaining contract life for each group of options are as follows:

Options Outstanding (in thousands)			
Range of Prices	**Number Outstanding at December 28, 2004**	**Weighted-Average Exercise Price**	**Weighted-Average Remaining Contract Life**
$7.43 to $9.00	2,876	$ 8.53	2.64 years
$14.30 to $19.00	262	15.96	5.09 years
$22.25 to $27.80	1,459	27.64	9.97 years

The number of shares and weighted-average exercise price of options exercisable at December 28, 2004, are as follows:

Options Exercisable (in thousands)		
Range of Prices	**Number Exercisable at December 28, 2004**	**Weighted-Average Exercise Price**
$7.43 to $9.00	2,875	$ 8.53
$14.30 to $19.00	262	15.96
$22.25 to $27.80	7	22.25

(All Amounts in Thousands, Except Share and Per Share Amounts)

7. Related-Party Transactions

The Company leases on a month-to-month basis parking lot space and document storage space from entities owned by Jamie B. Coulter, the Company's Chief Executive Officer. Total rental fees paid to these related entities in 2004, 2003, and 2002 were $19, $26, and $27, respectively. In addition, in 2002, the Company purchased business gifts and awards from a retail store owned by Jamie B. Coulter totaling $2.

The Company believes the charges reimbursed are at least as favorable as the charges that would have been incurred for similar services or purchases from unaffiliated third parties.

During 2002, one of the Company's directors received a fee of $250 in consideration of providing certain services in connection with a proposed transaction between the Company and Bruckmann, Rosser, Sherrill & Co., Inc. See Note 14 for more information regarding the transaction.

8. Leases

The Company leases certain facilities under noncancelable operating leases having terms expiring between 2005 and 2029. The leases have renewal clauses of 5 to 20 years, which are exercisable at the option of the lessee. In addition, certain leases contain escalation clauses based on a fixed percentage increase and provisions for contingent rentals based on a percentage of gross revenues, as defined. Total rental expense for the fiscal years ended 2004, 2003, and 2002 was $16,017, $12,270, and $12,191, respectively, including contingent rentals of approximately $1,456, $832, and $751, respectively.

Lease payments under noncancelable operating leases include renewal option periods for certain leases when such option periods are included for purposes of calculating straight-line rents. Such rents for each of the next five years and in the aggregate are as follows at December 28, 2004:

2005	$ 13,991
2006	13,952
2007	13,652
2008	13,900
2009	13,856
Thereafter	113,468
Total minimum lease payments	$182,819

(All Amounts in Thousands, Except Share and Per Share Amounts)

9. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	2004	2003	2002
Numerator:			
Numerator for basic and diluted earnings per share – income available to common stockholders	**$ 31,213**	$ 18,245	$ 38,667
Denominator:			
Denominator for basic earnings per share – weighted-average shares	**20,962,919**	20,801,894	22,908,821
Effect of dilutive employee stock options	**2,433,792**	2,961,703	3,400,961
Denominator for diluted earnings per share – adjusted weighted-average shares	**23,396,711**	23,763,597	26,309,782
Basic earnings per share	**$ 1.49**	$ .88	$ 1.69
Diluted earnings per share	**$ 1.33**	$ .77	$ 1.47

10. Income Taxes

The components of the provision for income taxes consist of the following:

	2004	2003	2002
Current tax expense:			
Federal	**$10,951**	$13,229	$ 4,524
State	**1,488**	1,737	1,622
Total current	**12,439**	14,966	6,146
Deferred tax expense (benefit):			
Federal	**2,660**	(5,129)	12,764
State	**304**	(194)	148
Total deferred expense (benefit)	**2,964**	(5,323)	12,912
Total provision for income taxes	**$15,403**	$ 9,643	$19,058

(All Amounts in Thousands, Except Share and Per Share Amounts)

10. Income Taxes (continued)

The difference between the reported provision for income taxes and taxes determined by applying the applicable U.S. federal statutory income tax rate to income before taxes is reconciled as follows:

	2004		2003		2002	
	Amount	**Rate**	**Amount**	**Rate**	**Amount**	**Rate**
Income tax expense at federal statutory rate	**$16,316**	**35%**	$9,760	35%	$20,203	35%
State tax expense, net	**1,165**	**2**	624	2	1,092	2
Nondeductible foreign losses	**–**	**–**	1,239	4	–	–
Tax benefit from foreign stock deduction	**–**	**–**	–	–	(8,128)	(14)
TIP and work opportunity credits	**(2,843)**	**(6)**	(2,479)	(9)	(2,209)	(4)
Valuation allowance	**–**	**–**	–	–	7,411	13
Other items, net	**765**	**2**	499	2	689	1
Provision for income taxes	**$15,403**	**33%**	$9,643	34%	$19,058	33%

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of deferred tax liabilities and assets are presented below:

	December 28, 2004	December 30, 2003
Deferred tax assets:		
TXCC NOL carryforward	**$ 5,282**	$ –
Deferred rent liabilities	**3,387**	3,126
Accrued liabilities	**8,238**	4,327
Stock-based compensation	**15,158**	20,582
Deferred compensation	**5,818**	4,775
Other	**1,050**	2,080
Total deferred tax assets	**38,933**	34,890
Deferred tax liabilities:		
Property and equipment	4,635	3,282
Intangible assets	1,596	2,220
Other	736	582
Total deferred tax liabilities	6,967	6,084
Net deferred tax assets	$31,966	$28,806

(All Amounts in Thousands, Except Share and Per Share Amounts)

10. Income Taxes (continued)

In prior years, the Company reported the tax benefits associated with its net operating loss (NOL) carryforwards related to its Australian operations as a deferred tax asset that was offset in full by a valuation allowance. As a result of the Company's decision to divest its Australian operations during the year ended December 30, 2003, the Company has determined that such NOL carryforwards will not be realized and accordingly has reduced the deferred tax asset and valuation allowance by the amount of deferred tax asset previously recognized. In connection with the acquisition of TXCC, the Company has net operating loss carryforwards of approximately $15,000 to reduce future taxable income. Such carryforwards expire at various times through 2023. At December 28, 2004, the Company has recorded a deferred tax asset of $5,282 pertaining to the net operating loss carryforward. The Company has not provided any valuation allowance with respect to this amount, as management believes its realization is "more likely than not" based upon its expectations that future taxable income will be sufficient to utilize the net operating loss carryforward.

11. Provision for Impaired Assets and Restaurant Closings

The Company periodically reviews its long-lived assets for indications of impairment. Based on those reviews, the trends of operations of certain restaurants indicated the undiscounted cash flows from their operations would be less than the carrying value of the long-lived assets of the restaurants. As a result, the carrying values were written down to the Company's estimates of fair value. Fair value was estimated utilizing the best information available, including management's estimates, judgments, and projections as considered necessary.

During the fourth quarter of 2004, the Company recorded a provision of $1,167 to write down the estimated fair value of impaired properties relating to five underperforming restaurants.

During 2002, the Company recorded a provision related to continuing operations of $250 for the write-down to estimated fair value of an underperforming domestic restaurant. In addition, the Company recorded a provision of $542 for certain costs associated with certain restaurants closed in previous years.

To the extent there are "assets held for disposal" recorded in the Company's consolidated balance sheets, such amounts are included in property and equipment at the lower of cost or fair market value less estimated selling costs. The remaining carrying value of the related assets is not significant.

(All Amounts in Thousands, Except Share and Per Share Amounts)

12. Discontinued Operations

In December of fiscal 2003, the Company announced its plan to divest all of its Australian operations. Prior to and including 2003, the Company experienced operating losses in Australia and had closed over 20 restaurants. As a result of the underperforming Australian operations, the Company determined the divestiture and discontinuance of its Australian operations was in its best interests. On December 29, 2003, the Company closed six of the restaurants and on December 30, 2003, the Company completed the sale of its remaining Australian operations to an investor group consisting of former management of the Australian operations. Pursuant to the terms of the sale, the Company received approximately $3,150 in cash and $2,750 in notes secured by real estate. In connection with its exit activities from Australia, the Company incurred a pretax loss of approximately $12,000, including impairment losses related to assets either sold or held for sale of $3,600, termination costs associated with employees and certain lease obligations of $1,000, and losses of $7,400 related to the realization of its cumulative foreign currency translation adjustments. All of the losses incurred are included in discontinued operations. The Company will account for its remaining exit costs in accordance with the provisions of SFAS No. 146, *Accounting for Costs Associated With Exit or Disposal Activities,* which requires that such costs be expensed in the period such costs are incurred. The Company believes that such additional costs will not be significant.

As described in Note 1 to the consolidated financial statements, the Company accounts for its closed restaurants in accordance with the provisions of SFAS No. 144. Therefore, when a restaurant is closed, and the restaurant is either held for sale or abandoned, the restaurant's operations are eliminated from the ongoing operations. Accordingly, the operations of such restaurants, net of applicable income taxes, are presented as discontinued operations and prior period consolidated financial statements are reclassified. The table below reflects as discontinued operations the applicable operations of the Company's Australian business and certain other restaurants closed subsequent to fiscal 2001, which meet the criteria for such presentation.

	2004	**2003**	**2002**
Loss from operations	**$(86)**	$(10,774)	$ (1,322)
Income tax benefit	**17**	2,117	467
Net loss from discontinued operations	**$(69)**	$ (8,657)	$ (855)
Net sales from discontinued operations	**$ –**	$ 25,631	$24,460

(All Amounts in Thousands, Except Share and Per Share Amounts)

13. Retirement Plans

In August 1999, the Company approved the adoption of two plans that provide retirement benefits to the participants. The salary reduction plans are provided through a qualified 401(k) plan and a nonqualified deferred compensation plan (the Plans). Under the Plans, employees who meet minimum service requirements and elect to participate may make contributions of up to 15% of their annual salaries under the 401(k) plan and up to 80% under the deferred compensation plan. The Company may make additional contributions at the discretion of the Board of Directors. During 2004, 2003, and 2002, the Company's contributions to the Plans were $3,509, $2,146, and $1,984, respectively.

14. Abandoned Merger Expenses

On May 4, 2002, a nonbinding letter of intent previously signed with Bruckmann, Rosser, Sherrill & Co., Inc. (BRS) with respect to the proposed sale and merger of the Company expired, as the Company and BRS were unable to complete a definitive agreement. The direct costs incurred by the Company associated with the proposed merger, primarily consisting of fees paid to the Company's investment advisors and legal counsel, as well as certain costs reimbursed by the Company to BRS in connection with its due diligence efforts pursuant to the terms of the letter of intent, were expensed and have been included in the accompanying consolidated statements of income under the caption abandoned merger expenses.

15. Quarterly Financial Summaries (Unaudited)

The table below sets forth consolidated quarterly results of operations for fiscal 2004 and 2003. As described more fully in Note 1, the Company has restated the results of fiscal 2004 and 2003, including the individual quarters, to reflect adjustments to certain rent and depreciation expense amounts. In addition, net sales has been adjusted to reflect the impact of certain discontinued operations to the extent such amounts were reclassified.

Fiscal 2004 and 2003 each include 52 weeks of operations. Quarters one, two, and three each include twelve weeks of operations and the fourth quarter includes 16 weeks of operations.

(All Amounts in Thousands, Except Share and Per Share Amounts)

15. Quarterly Financial Summaries (Unaudited) (continued)

	First Quarter 2004		Second Quarter 2004	
	As Originally Reported	Restated	As Originally Reported	Restated
Net sales (A)	$160,596	$160,596	$155,529	$155,529
Income from continuing operations	11,047	10,936	5,381	5,270
Net income (A)	11,113	11,002	5,372	5,261
Basic earnings per share (C):				
Continuing operations	0.53	0.52	0.25	0.25
Net income	0.53	0.52	0.25	0.25
Diluted earnings per share (C):				
Continuing operations	0.47	0.46	0.22	0.22
Net income (loss)	0.47	0.46	0.22	0.22

	Third Quarter 2004		
	As Originally Reported	Restated	Fourth Quarter 2004
Net sales (A)	$148,045	$148,045	$205,357
Income from continuing operations	4,580	4,468	10,608
Net income (A)	4,521	4,409	10,541
Basic earnings per share (C):			
Continuing operations	0.21	0.21	0.52
Net income	0.21	0.21	0.52
Diluted earnings per share (C):			
Continuing operations	0.18	0.17	0.47
Net income	0.18	0.17	0.47

	First Quarter 2003		Second Quarter 2003	
	As Originally Reported	Restated	As Originally Reported	Restated
Net sales	$139,373	$139,373	$137,942	$137,942
Income from continuing operations	8,971	8,874	6,898	6,801
Net income	8,730	8,633	7,628	7,531
Basic earnings per share (C):				
Continuing operations	0.43	0.42	0.33	0.33
Net income	0.41	0.41	0.37	0.36
Diluted earnings per share (C):				
Continuing operations	0.37	0.37	0.29	0.29
Net income	0.36	0.36	0.32	0.32

(All Amounts in Thousands, Except Share and Per Share Amounts)

15. Quarterly Financial Summaries (Unaudited) (continued)

	Third Quarter 2003		Fourth Quarter 2003	
	As Originally Reported	Restated	As Originally Reported	Restated
Net sales	$130,312	$130,312	$183,774	$183,774
Income from continuing operations	3,638	3,541	7,816	7,686
Net income (loss) (B)	3,664	3,567	(1,356)	(1,486)
Basic earnings (loss) per share (C):				
Continuing operations	0.18	0.17	0.37	0.37
Net income	0.18	0.17	(0.06)	(0.07)
Diluted earnings (loss) per share (C):				
Continuing operations	0.15	0.15	0.33	0.32
Net income (loss)	0.16	0.15	(0.06)	(0.06)

(A) On January 28, 2004, the Company acquired TXCC, which operated 20 Texas Land & Cattle Steak House restaurants. The operations of TXCC are included in the Company's consolidated results since the date of acquisition date. See Note 19 for additional information.

(B) The fourth quarter of fiscal 2003 includes a charge to discontinued operations of approximately $12,000 ($9,270 net of income taxes) related to the Company's divestiture of its Australian operations. See Note 12 for additional information.

(C) Earnings per share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly per share amounts does not necessarily equal the total for the year due to the impact of stock transactions that occurred during the periods presented.

16. Other Income, Net

The components of other income, net are as follows:

	2004	2003	2002
Interest income	**$1,394**	$789	$1,312
Interest expense, principally credit availability fees	**(185)**	(194)	(297)
Gain (loss) on sale of assets	**1,250**	(42)	1,971
Foreign exchange loss	**(521)**	–	–
Other expense	**(201)**	–	–
	$1,737	$553	$2,986

(All Amounts in Thousands, Except Share and Per Share Amounts)

17. Litigation

California Public Employees Retirement System (CalPERS) filed a shareholders derivative action on October 16, 2001, against certain present and former Directors, alleging breach of fiduciary duties by certain present and former Directors and that certain of such defendants were unjustly enriched through related-party transactions and the repricing of stock options previously issued. The lawsuit also seeks to prevent enforcement of certain change of control agreements granted to executive officers of the Company, seeks declaratory and injunctive relief, and seeks damages to be paid to the Company. The Company is a nominal defendant.

On January 9, 2002, CalPERS filed a motion to amend its complaint, which included a claim to attempt to certify a class action based on its allegation that a provision in the change of control agreements violates Delaware law. A motion to dismiss was filed by certain defendants on February 8, 2002, seeking to dismiss all claims of CalPERS. The Delaware Court took under advisement the motion to amend and stayed discovery pending a court decision on the motion to dismiss.

On December 18, 2002, the Delaware Court dismissed a number of claims and retained several others. On January 7, 2003, the Delaware Court agreed to permit CalPERS to proceed with its discovery, requesting specific documents, if any, from certain third parties and from the named defendants and ordered CalPERS to timely file its motion to amend its complaint.

On April 16, 2003, CalPERS filed a Motion for Leave to Amend Plaintiff's First Amended Complaint, which complaint added no additional causes but added allegations that are subsequent to the date of the first complaint and allegations that also address counts that were dismissed by the Vice Chancellor on December 18, 2002. All defendants filed objections to CalPERS' attempt to amend, and an oral argument was heard by the Vice Chancellor on August 21, 2003. On May 26, 2004, the Court rendered its decision and allowed CalPERS to amend its complaint. The parties are involved in pre-trial discovery.

The Company is involved from time to time in litigation arising in the ordinary course of business as well as the matter set forth above. The Company believes the outcome of such matters will not have a material adverse effect on its consolidated financial position or results of operations.

(All Amounts in Thousands, Except Share and Per Share Amounts)

18. Dividend Declaration

On December 15, 2004, the Board of Directors declared the Company's quarterly cash dividend of $.175 per share, payable January 10, 2005, to stockholders of record on December 27, 2004. In addition, on January 4, 2005, the Board of Directors increased its quarterly dividend from $.175 to $.195 beginning in the second quarter of 2005.

19. Acquisition of Texas Land and Cattle Steak House

On January 28, 2004, the Company's Joint Plan of Reorganization (the Plan) to purchase TX.C.C., Inc. and affiliated entities TXCC-Preston and TXLC-Albuquerque, (collectively, TXCC) was confirmed by the United States Bankruptcy Court for the District of Texas, Dallas Division, and the Company acquired 100% of TXCC on that date. The Company's consolidated financial statements include TXCC's operations from January 28, 2004. TXCC operates 20 Texas Land & Cattle Steak House® restaurants located primarily in Texas. The acquisition of TXCC allows the Company to expand its steakhouse concepts, provides strategic growth opportunities, and significantly increases its presence in the Texas market. Pursuant to the terms of the Plan, the prepetition creditors at their option were entitled to receive either cash or common stock of Lone Star Steakhouse & Saloon, Inc. in settlement of their claims. The cash portion of the acquisition was funded from the Company's existing cash balances.

The aggregate purchase price was $23,496 and consisted of $12,579 of cash, net of $2,145 in cash acquired, $6,093 of assumed liabilities, and 119,485 shares of the Company's common stock valued at $2,679.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets (net of cash acquired of $2,145)	$ 1,221
Property, plant, and equipment	14,027
Deferred income taxes	5,762
Other assets	341
Total assets acquired	21,351
Total liabilities assumed	6,093
Net assets acquired	$15,258

Pro forma results giving effect to the acquisition of TXCC are not presented for the periods as such amounts are not significant.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Lone Star Steakhouse & Saloon, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Lone Star Steakhouse & Saloon, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 28, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Lone Star Steakhouse & Saloon, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Lone Star Steakhouse & Saloon, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 28, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Lone Star Steakhouse & Saloon, Inc. and subsidiaries, maintained, in all material respects, effective internal control over financial reporting as of December 28, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Lone Star Steakhouse & Saloon, Inc. and subsidiaries as of December 28, 2004 and December 30, 2003, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 28, 2004 of Lone Star Steakhouse & Saloon, Inc. and subsidiaries and our report dated March 10, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

March 10, 2005

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Board Of Directors

William B. Greene, Jr.
Chairman of the Board
Chairman and CEO of Carter County BanCorp; Chairman and CEO of BancTenn Corp

Anthony Bergamo
Vice Chairman - Milstein Hotel Group and Vice Chairman of MB Real Estate

Fred B. Chaney, Ph.D.
Business Educator and CEO Coach

Thomas C. Lasorda
A member of the Baseball Hall of Fame and Special Advisor to the Chairman of the Los Angeles Dodgers

Michael A. Ledeen, Ph.D.
Resident Scholar at the American Enterprise Institute

Clark R. Mandigo
Business Consultant and Papa John's Franchisee

Mark G. Saltzgaber
Investment Banking and Business Consultant

John D. White
Executive Vice President, Chief Financial Officer and Treasurer

Corporate Headquarters

224 E. Douglas
Suite 700
Wichita, Kansas 67202
(316) 264-8899
www.lonestarsteakhouse.com

Security Analyst Contact

Security analyst inquiries are welcome.
Please direct them to:
John D. White
(316) 264-8899

Officers

Jamie B. Coulter
Chief Executive Officer

John D. White
Executive Vice President, Chief Financial Officer and Treasurer

T.D. O'Connell
President and Chief Operating Officer of Lone Star Restaurants

Gerald T. Aaron
Senior Vice President – Counsel and Secretary

Patrick M. Barth
Regional Vice President of Lone Star Restaurants

Ryan H. Franklin
Regional Vice President of Lone Star Restaurants

William G. Pintner
Regional Vice President of Lone Star Restaurants

Robert R. Crawford
Vice President – Taxes

Mark S. Mednansky
President - Texas Land & Cattle Steak House
Vice President - Upscale Restaurants

Deidra Lincoln
Co-Founder and Vice President - Del Frisco's

Independent Accountants

Ernst & Young, LLP
1 Kansas City Place
1200 Main Street
Kansas City, Missouri 64105

Legal Counsel

Olshan, Grundman, Frome, Rosenzweig & Wolosky LLP
65 E. 55th
New York, New York 10222

Registrar & Transfer Agent

Wachovia Bank, N.A.
Shareholders Services Group
1525 West W.T. Harris Blvd 3C3
Charlotte, North Carolina 28288
(704) 590-7375

Common Stock

Lone Star Steakhouse & Saloon's common stock began trading on the NASDAQ National Market on March 12, 1992, under the symbol "STAR."

As of May 9, 2005, there were 321 holders of record of the Company's Common Stock. The Company believes that there are in excess of 6,000 beneficial owners of the Company's Common Stock

The following table sets forth the high and low sale prices for the common stock as reported by the NASDAQ National Market.

Fiscal Year 2004

Qtr	High	Low
1st	29.98	23.15
2nd	33.03	24.73
3rd	27.47	20.70
4th	28.17	23.84

Annual Meeting

Shareholders are cordially invited to attend the:

Annual Meeting of Shareholders
Tuesday, June 21, 2005
9:00 a.m (Eastern Time)

Del Frisco's Double Eagle Steak House
Rockefeller Center
1221 Avenue of the Americas
New York, New York 10020

Management urges all shareholders to vote their proxies and thus participate in the decisions that will be made at this meeting.

LONE STAR STEAKHOUSE & SALOON®